 **Maybank**


06017167

Our file ref. : GSS/M201

Date : 20 September 2006
Exemption No.: 82-34861

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3 - 7
Washington D.C. 20549

BY COURIER


MAIL
RECEIVED
PROCESSING
SEP 2 5 2006
WASH. D.C.
SECTION

SUPPL

Re : Malayan Banking Berhad ("Maybank")

On behalf of Maybank, a company incorporated in Malaysia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act") :-

No.	Date of Announcement	Description of Document
1.	24 August 2006	Final and Special Dividend.
2.	24 August 2006	Quarterly Report For The Financial Period Ended 30 June 2006.
3.	7 September 2006	Notice of 46th Annual General Meeting.

Yours faithfully
for **MAYBANK**,

MOHD NAZLAN MOHD GHAZALI
Executive Vice President
General Counsel & Company Secretary

PROCESSED
OCT 0 4 2006
THOMSON
FINANCIAL

Enc.

MNMG\RE\shida mbbboard\adr.ms

M2



Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by **MALAYAN BANKING** on **24/08/2006 06:05:21 PM**
Reference No **MB-060824-53940**



SEC MAIL
RECEIVED
WASH. D.C.
2006

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Malayan Banking Berhad**
* Stock name : **MAYBANK**
* Stock code : **1155**
* Contact person : **Mohd Nazlan Mohd Ghazali**
* Designation : **Company Secretary**

---

* Entitlement date :**01/11/2006**
* Entitlement time :**05:00:00 PM**
* Entitlement subject :**Final Dividend**
* Entitlement description
  Final Dividend of 35 sen per share less tax 28%
  Period of interest payment : to
  Financial Year End :**30/06/2006**
  Share transfer book & register of members will be closed from :**02/11/2006** to **03/11/2006**
  (both dates inclusive) for the purpose of determining the entitlements
* Registrar's name ,address, telephone no
  Share Registration, Corporate & Legal Services
  14 Floor, Menara Maybank
  100 Jalan Tun Perak
  50050 Kuala Lumpur
  Payment date :**15/11/2006**
  A depositor shall qualify for the entitlement only in respect of:
* a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**30/10/2006**
  b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :**01/11/2006**
  c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.

  Number of new shares/securities issued (units) (If applicable) :
* Entitlement indicator : **Ratio** ● **RM** **Percentage**
* Entitlement in RM (RM) :**0.35**
  Remarks



Form Version 2.0

Financial Results

Submitted by MALAYAN BANKING on 24/08/2006 05:57:03 PM
Reference No MB-060822-60610

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**En Mohd Nazlan B Mohd Ghazali**
* Designation	:	**Company Secretary**

Part A1 : QUARTERLY REPORT

* **Quarterly report for the financial period ended**	:	**30/06/2006**
* **Quarter**	:	○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other
* **Financial Year End**	:	**30/06/2006**
* **The figures**	:	● have been audited ○ have not been audited

Please attach the full Quarterly Report here:


Maybank Group FS - June06(Bursa).:


Notes to acounts - June06(Bursa).dc

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/06/2006**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDIN G QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDIN G PERIOD
		30/06/2006	**30/06/2005**	**30/06/2006**	**30/06/2005**
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	2,914,446	3,659,447	12,701,748	11,215,887
2	Profit/(loss) before tax	1,215,820	808,295	4,030,607	3,494,492
3	Profit/(loss) for the period	873,575	575,548	2,865,764	2,544,245

4	Profit/(loss) attributable to ordinary equity holders of the parent	855,381	567,295	2,803,598	2,502,526
5	Basic earnings/(loss) per share (sen)	22.54	15.26	74.40	68.41
6	Proposed/Declared dividend per share (sen)	35.00	60.00	85.00	102.50

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	4.4156	4.4077

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/06/2006	30/06/2005	30/06/2006	30/06/2005
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Gross interest income	2,427,352	1,892,280	8,771,298	7,564,457
2	Gross interest expense	1,230,994	753,172	4,246,347	3,304,723

Remarks :

Note: The above information is for the Exchange internal use only.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
AUDITED INCOME STATEMENT
FOR THE 4TH QUARTER AND FINANCIAL YEAR ENDED 30 JUNE 2006

Group	Note	4th Quarter Ended 30 June 2006 RM'000	4th Quarter Ended 30 June 2005 RM'000	Financial Year Ended 30 June 2006 RM'000	Financial Year Ended 30 June 2005 RM'000
Interest income	A14	2,427,352	1,892,280	8,771,298	7,564,457
Interest expense	A15	(1,230,994)	(753,172)	(4,246,347)	(3,304,723)
Net interest income		1,196,358	1,139,108	4,524,951	4,259,734
Income from Islamic Banking Scheme operations:					
Gross operating income		173,373	194,880	780,641	794,802
Profit equalisation reserves		41,149	(1,669)	106,718	(83,731)
	A26b	214,522	193,211	887,359	711,071
		1,410,880	1,332,319	5,412,310	4,970,805
Non-interest income	A16	676,091	493,966	2,719,272	2,159,149
Net income		2,086,971	1,826,285	8,131,582	7,129,954
Overhead expenses	A17	(882,993)	(705,371)	(3,217,071)	(2,810,944)
Operating Profit		1,203,978	1,120,914	4,914,511	4,319,010
Allowance for losses on loans, advances and financing	A18	12,289	(310,353)	(883,405)	(823,814)
		1,216,267	810,561	4,031,106	3,495,196
Share of profits in associated companies		(447)	(2,266)	(499)	(704)
Profit before taxation		1,215,820	808,295	4,030,607	3,494,492
Taxation & Zakat		(342,245)	(232,747)	(1,164,843)	(950,247)
Profit after taxation before minority interest		873,575	575,548	2,865,764	2,544,245
Minority Interest		(18,194)	(8,253)	(62,166)	(41,719)
Net profit for the year		855,381	567,295	2,803,598	2,502,526
Earnings per share	B13				
Basic		22.54 sen	15.26 sen	74.40 sen	68.41 sen
Fully diluted		22.46 sen	15.16 sen	74.11 sen	67.95 sen

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2005)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
AUDITED INCOME STATEMENT
FOR THE 4TH QUARTER AND FINANCIAL YEAR ENDED 30 JUNE 2006

Bank	Note	4th Quarter Ended 30 June 2006 RM'000	4th Quarter Ended 30 June 2005 RM'000	Financial Year Ended 30 June 2006 RM'000	Financial Year Ended 30 June 2005 RM'000
Interest income	A14	2,233,822	1,741,582	8,120,284	6,675,881
Interest expense	A15	(1,105,422)	(665,380)	(3,848,681)	(2,868,263)
Net interest income		1,128,400	1,076,202	4,271,603	3,807,618
Income from Islamic Banking Scheme operations:					
Gross operating income		169,416	179,402	759,034	707,966
Profit equalisation reserves		41,719	(1,981)	96,776	(79,207)
	A26b	211,135	177,421	855,810	628,759
		1,339,535	1,253,623	5,127,413	4,436,377
Non-interest income	A16	469,400	375,472	2,179,355	4,602,143
Net income		1,808,935	1,629,095	7,306,768	9,038,520
Overhead expenses	A17	(736,610)	(644,115)	(2,783,099)	(2,424,056)
Operating Profit		1,072,325	984,980	4,523,669	6,614,464
Allowance for losses on loans, advances and financing	A18	(71,995)	(192,539)	(946,798)	(1,296,231)
Profit before taxation		1,000,330	792,441	3,576,871	5,318,233
Taxation & Zakat		(322,883)	(216,178)	(1,056,673)	(1,508,590)
Profit after taxation		677,447	576,263	2,520,198	3,809,643

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2005)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
AUDITED BALANCE SHEETS AS AT 30 JUNE 2006

	Note	GROUP 30 June 2006 RM'000	GROUP 30 June 2005 RM'000	BANK 30 June 2006 RM'000	BANK 30 June 2005 RM'000
ASSETS					
Cash and short-term funds		32,035,395	22,596,444	27,542,452	18,479,404
Deposits and placements with financial institutions		4,051,409	9,324,796	3,010,830	9,975,736
Securities purchased under resale agreements		1,503,957	299,857	1,503,957	296,871
Securities portfolio	A8	33,721,822	28,261,016	26,889,747	22,128,177
Loans, advances and financing	A9	131,453,654	119,593,814	127,848,395	115,481,632
Other assets	A10	3,025,581	1,664,333	1,723,904	993,599
Statutory deposits with Central Banks		3,701,824	4,228,781	3,515,995	4,051,998
Investment in subsidiary companies		-	-	2,713,793	1,915,978
Investment in associated companies		9,620	20,048	7,940	10,640
Property, plant and equipment		1,403,808	1,341,569	1,179,498	1,188,926
Deferred tax assets		1,177,568	963,946	1,120,495	911,752
Life, general takaful and family takaful fund assets		12,120,688	3,600,656	-	-
TOTAL ASSETS		224,205,326	191,895,260	197,057,006	175,434,713
LIABILITIES					
Deposits from customers	A11	136,217,976	131,068,045	125,137,436	118,275,713
Deposits and placements of banks and other financial institutions	A12	28,707,575	18,361,182	28,037,862	19,874,194
Obligations on securities sold under repurchase agreements		12,276,138	7,627,695	11,217,285	7,422,269
Bills and acceptances payable		4,818,215	2,358,124	5,168,544	2,692,568
Other liabilities	A13	3,865,111	3,130,142	3,563,137	3,140,403
Recourse obligation on loans sold to Cagamas		3,727,458	4,990,773	3,727,458	4,990,773
Provision for taxation and zakat		1,074,402	880,205	1,034,310	855,514
Deferred tax liabilities		26,582	20,685	-	-
Subordinated obligations	A12	3,896,880	3,004,000	3,896,880	3,004,000
Life, general takaful and family takaful fund liabilities		684,536	120,506	-	-
Life, general takaful and family takaful policy holders' funds		11,436,152	3,480,150	-	-
TOTAL LIABILITIES		206,731,025	175,041,507	181,782,912	160,255,434

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2005)

MALAYAN BANKING BERHAD

(3813-K)

(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
AUDITED BALANCE SHEETS AS AT 30 JUNE 2006

	Note	GROUP 30 June 2006 RM'000	GROUP 30 June 2005 RM'000	BANK 30 June 2006 RM'000	BANK 30 June 2005 RM'000
SHAREHOLDERS' EQUITY					
Share capital		3,796,947	3,721,053	3,796,947	3,721,053
Reserves		12,968,879	12,680,256	11,477,147	11,458,226
Shareholders' equity		16,765,826	16,401,309	15,274,094	15,179,279
Minority interest		708,475	452,444	-	-
		17,474,301	16,853,753	15,274,094	15,179,279
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		224,205,326	191,895,260	197,057,006	175,434,713
COMMITMENTS AND CONTINGENCIES	A23	130,383,443	109,451,821	128,296,116	107,615,751
CAPITAL ADEQUACY	A25				
Based on credit and market risks:					
Without deducting dividend payable *					
Core capital ratio		9.91%	11.45%	9.61%	11.28%
Risk-weighted capital ratio		13.88%	15.02%	12.54%	13.86%
After deducting dividend payable					
Core capital ratio:		9.31%	10.27%	8.96%	10.00%
Risk-weighted capital ratio:		13.28%	13.84%	11.89%	12.61%
Net assets per share attributable to ordinary equity holders of the parent		RM4.42	RM4.41	RM4.02	RM4.08

* In arriving at the capital base used in the ratio calculations of the Group and the Bank, the dividends proposed or declared but remain unpaid at the balance sheet date were not deducted.

M[illegible]AYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
AUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

GROUP	<= Non Distributable					=>	Distributable	
	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Capital Reserve RM'000	Unrealised Holding Reserve/(Deficit) RM'000	Exchange Fluctuation Reserve RM'000	Retained Profits RM'000	Total RM'000
At 1 July 2005								
As previously stated	3,721,053	1,501,117	3,965,468	15,250	-	49,238	7,149,183	16,401,309
Transitional adjustments	-	-	-	-	347,170	-	(143,148)	204,022
As restated	3,721,053	1,501,117	3,965,468	15,250	347,170	49,238	7,006,035	16,605,331
Currency translation differences	-	-	455	-	-	8,898	-	9,353
Reserve on consolidation	-	-	-	-	-	-	16,634	16,634
Net decrease in fair value of securities	-	-	-	-	(374,649)	-	-	(374,649)
Net dilution from increased interest in subsidiaries	-	-	-	-	-	-	(23,298)	(23,298)
Net loss not recognised in the income statement	-	-	455	-	(374,649)	8,898	(6,664)	(371,960)
Net profit for the period	-	-	-	-	-	-	2,803,598	2,803,598
Transfer to statutory reserve	-	-	7,994	-	-	-	(7,994)	-
Issue of ordinary shares pursuant to ESOS	75,894	636,690	-	-	-	-	-	712,584
Dividends	-	-	-	-	-	-	(2,983,727)	(2,983,727)
At 30 June 2006	3,796,947	2,137,807	3,973,917	15,250	(27,479)	58,136	6,811,248	16,765,826
At 1 July 2004	3,600,172	500,566	4,274,198	15.250	-	38,188	6,195,062	14,623,436
Currency translation differences	-	-	-	-	-	11,050	-	11,050
Net accretion from increased interest in subsidiaries	-	-	-	-	-	-	3,177	3,177
Net gain not recognised in the income statement	-	-	-	-	-	11,050	3,177	14,227
Net profit for the period	-	-	-	-	-	-	2,502,526	2,502,526
Statutory reserve of the finance subsidiary no longer required upon transfer of business to the Bank, transferred to retained profits	-	-	(551.250)	-	-	-	551,250	-
Transfer to statutory reserve	-	-	242,520	-	-	-	(242,520)	-
Issue of ordinary shares pursuant to ESOS	120,881	1.000,551	-	-	-	-	-	1,121,432
Dividends	-	-	-	-	-	-	(1,860,312)	(1.860,312)
At 30 June 2005	3,721,053	1.501,117	3,965.468	15.250	-	49.238	7,149,183	16,401,309

(These condensed financial statements should be read [illegible]junction with the audited financial statements for the year e[illegible] June 2005)

MALAYAN BANKING BERHAD

(3813-K)

(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
AUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

	<==== Non Distributable				====>		Distributable	
	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Capital Reserve RM'000	Unrealised Holding Reserve/(Deficit) RM'000	Exchange Fluctuation Reserve RM'000	Retained Profits RM'000	Total RM'000
BANK								
At 1 July 2005								
As previously stated	3,721,053	1,501,117	3,871,038	-	-	89,419	5,996,652	15,179,279
Transitional Adjustments	-	-	-	-	338,219	-	(156,760)	181,459
As restated	3,721,053	1,501,117	3,871,038	-	338,219	89,419	5,839,892	15,360,738
Currency translation differences			455			23,271		23,726
Net decrease in fair value of securities	-	-	-	-	(359,425)	-	-	(359,425)
Net gain not recognised in the income statement	-	-	455	-	(359,425)	23,271	-	(335,699)
Net profit for the period	-	-	-	-	-	-	2,520,198	2,520,198
Issue of ordinary shares pursuant to ESOS	75,894	636,690	-	-	-	-	-	712,584
Dividends	-	-	-	-	-	-	(2,983,727)	(2,983,727)
At 30 June 2006	3,796,947	2,137,807	3,871,493	-	(21,206)	112,690	5,376,363	15,274,094
At 1 July 2004	3,600,172	500,566	3,636,325	-	-	79,936	4,282,034	12,099,033
Currency translation differences, representing net gain not recognised in the income statement	-	-	-	-	-	9,483	-	9,483
Net profit for the period	-	-	-	-	-	-	3,809,643	3,809,643
Transfer to statutory reserve	-	-	234,713	-	-	-	(234,713)	-
Issue of ordinary shares pursuant to ESOS	120,881	1,000,551	-	-	-	-	-	1,121,432
Dividends	-	-	-	-	-	-	(1,860,312)	(1,860,312)
At 30 June 2005	3,721,053	1,501,117	3,871,038	-	-	89,419	5,996,652	15,179,279

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2005)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED FINANCIAL STATEMENTS
AUDITED CONDENSED CASH FLOW STATEMENTS
FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

	GROUP		BANK	
	30 June 2006 RM'000	30 June 2005 RM'000	30 June 2006 RM'000	30 June 2005 RM'000
Profit before taxation	4,030,607	3,494,492	3,576,871	5,318,233
Adjustments for non-operating and non-cash items	765,954	1,521,028	798,723	(972,772)
Operating profit before working capital changes	4,796,561	5,015,520	4,375,594	4,345,461
Changes in working capital:-				
Net changes in operating assets	(15,014,686)	(14,431,874)	(12,594,558)	(34,546,008)
Net changes in operating liabilities	24,920,788	12,117,112	21,771,886	26,023,322
Tax expense and zakat paid	(1,338,627)	(693,744)	(1,086,342)	(1,365,466)
Net cash generated from operations	13,364,036	2,007,014	12,466,580	(5,542,691)
Net cash (used in)/generated from investing activities	(1,304,320)	(123,404)	(821,470)	2,944,355
Net cash (used in)/generated from financing activities	(2,634,958)	(2,305,596)	(2,594,458)	1,540,775
	(3,939,278)	(2,429,000)	(3,415,928)	4,485,130
Net change in cash and cash equivalents	9,424,758	(421,986)	9,050,652	(1,057,561)
Cash and cash equivalents at beginning of the year	22,610,637	23,018,430	18,491,800	19,536,965
Cash and cash equivalents at end of the period	32,035,395	22,596,444	27,542,452	18,479,404
Cash and cash equivalents comprise :				
Cash and short term funds as previously reported	32,035,395	22,596,444	27,542,452	18,479,404
Foreign exchange differences on opening balances	-	14,193	-	12,396
As restated	32,035,395	22,610,637	27,542,452	18,491,800

(These condensed financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2005)

A8. Securities Portfolio

	Group 2006 RM'000	Group 2005 RM'000	Bank 2006 RM'000	Bank 2005 RM'000
Securities held-for-trading	477,698	-	476,976	-
Securities available-for-sale	27,445,865	-	23,143,904	-
Securities held-to-maturity	5,798,259	-	3,268,867	-
Dealing securities	-	629,110	-	230,617
Investment securities	-	27,631,906	-	21,897,560
	33,721,822	28,261,016	26,889,747	22,128,177

(i) Securities Held-for-trading

	30 June 2006 Group RM'000	Bank RM'000
At Fair Value		
Money Market Instruments:-		
Malaysian Government Treasury Bills	21,800	21,800
Bank Negara Malaysia Bills and Notes	225,343	225,343
Bankers' Acceptances and Islamic Accepted Bills	722	-
Total Money Market Instruments	247,865	247,143
Unquoted securities:		
Foreign Private Debt Securities	229,833	229,833
Total securities held-for-trading	477,698	476,976

(ii) Securities Available-for-sale

	30 June 2006 Group RM'000	Bank RM'000
At Fair Value, or amortised cost less impairment losses for certain unquoted equity instruments		
Money market instruments:-		
Malaysian Government Securities	3,264,639	2,452,659
Cagamas Bonds	2,012,688	1,600,531
Foreign Government Securities	2,257,642	2,208,481
Malaysian Government Treasury Bills	127,500	127,500
Malaysian Government Investment Issues	1,822,126	1,695,199
Foreign Government Treasury Bills	759,497	667,404
Negotiable Instruments of Deposits	1,005,152	1,495,850
Bankers' Acceptances and Islamic Accepted Bills	4,106,895	4,106,895
Khazanah Bonds	733,163	555,579
Bank Negara Malaysia Sukuk Ijarah Bonds	199,403	199,403
Foreign Cetificates of Deposits	77,572	-
Total Money Market Instruments	16,366,277	15,109,501
Quoted Securities: -		
In Malaysia:		
Shares, Warrants, Trust Units and Loan Stocks	553,152	162,952
Outside Malaysia:		
Shares, Warrants, Trust Units and Loan Stocks	56,744	25,580
	609,896	188,532

A8. Securities Portfolio (contd)

(ii) Securities Available-for-sale (contd)

	30 June 2006 Group RM'000	Bank RM'000
Unquoted Securities:-		
Shares, trust units and loan stocks in Malaysia	808,353	509,549
Shares, trust units and loan stocks outside Malaysia	10,084	6,219
Private and Islamic Debt Securities in Malaysia	4,557,044	2,576,144
Malaysian Government Bonds	317,446	317,446
Foreign Islamic and Private Debt Securities	4,254,122	3,982,741
Credit Link Notes	453,772	453,772
Malaysia Global Sukuk	92,137	-
Others	10	-
	10,492,968	7,845,871
Accumulated impairment losses	(23,276)	-
Total securities available-for-sale	27,445,865	23,143,904

(iii) Securities Held-To-Maturity

	Group RM'000	Bank RM'000
At Amortised Cost		
Money market instruments:-		
Malaysian Government Securities	2,201,298	2,088,881
Cagamas Bonds	504,342	222,347
Foreign Government Securities	273,674	1,286
Malaysian Government Investment Issues	183,904	183,904
Khazanah Bonds	4,925	2,496
Bankers' acceptances and Islamic accepted bills	920,427	-
Negotiable Instruments of Deposits	70,000	-
Total Money Market Instruments	4,158,570	2,498,914
Unquoted Securities:-		
Private and Islamic Debt Securities in Malaysia	1,067,618	197,900
Malaysian Government Bonds	48,150	48,150
Foreign Government Bonds	18	-
Foreign Islamic and Private Debt Securities	359,994	359,994
Credit Linked Note	183,800	183,800
Others	2,044	2,044
	1,661,624	791,888
Accumulated impairment losses	(21,935)	(21,935)
Total securities held-to-maturity	5,798,259	3,268,867

A8. Securities Portfolio (contd)

(iv) Dealing Securities

	30 June 2005	
	Group	**Bank**
	RM'000	**RM'000**
At lower of cost and market value		
Money Market Instruments:-		
Malaysian Government Treasury Bills	49,124	49,124
Malaysian Government Investment Issues	5,037	-
Bank Negara Malaysia Bills and Notes	104,625	104,625
Bankers' Acceptances and Islamic Accepted Bills	23,257	-
Khazanah Bonds	25,621	-
Foreign Certificates of Deposits	84,577	-
Total Money Market Instruments	292,241	153,749
Quoted securities:		
Shares	1	-
Unquoted securities:		
Private and Islamic debt securities in M'sia	260,000	-
Foreign Public Authority and Private Debt Securities	76,868	76,868
	336,868	76,868
Total dealing securities	629,110	230,617

(v) Investment Securities

	Group RM'000	Bank RM'000
At lower of cost and market value/amortised cost		
Money market instruments:-		
Malaysian Government Securities	3,344,490	3,198,889
Cagamas Bonds	1,935,731	1,522,386
Foreign Government Securities	1,573,624	1,253,116
Malaysian Government Treasury Bills	109,942	109,942
Malaysian Government Investment Issues	1,082,884	1,036,405
Foreign Government Treasury Bills	901,986	801,883
Negotiable Instruments of Deposits	3,098,180	2,742,261
Bankers' Acceptances and Islamic Accepted Bills	2,159,165	843,630
Khazanah Bonds	788,071	649,091
Total Money Market Instruments	14,994,073	12,157,603
Quoted Securities: -		
In Malaysia:		
Shares, Warrants, Trust Units and Loan Stocks	672,834	386,501
Outside Malaysia:		
Shares, Warrants, Trust Units and Loan Stocks	89,241	70,021
	762,075	456,522

A8. Securities Portfolio (contd)

(v) Investment Securities (contd)

	30 June 2005	
	Group	**Bank**
	RM'000	**RM'000**
Unquoted Securities:-		
Shares, trust units and loan stocks in Malaysia	1,470,446	959,430
Private and Islamic Debt Securities in Malaysia	6,097,116	3,773,070
Malaysian Government Bonds	451,051	451,051
Foreign Government Bonds	38,127	38,127
Foreign Islamic and Private Debt Securities	4,482,588	4,459,266
Malaysia Global Sukuk	95,042	-
Credit Link Note	570,000	570,000
Others	8,535	8,535
	13,212,905	10,259,479
Provision for diminution in value	(1,337,147)	(976,044)
Total investment securities	27,631,906	21,897,560

A9. Loans, Advances and Financing

	Group		Bank	
	30 June 2006 RM'000	30 June 2005 RM'000	30 June 2006 RM'000	30 June 2005 RM'000
Overdrafts	13.566.214	13.613.333	13.533.809	13.602.819
Term loans				
- Housing loans/financing	25,906,418	21,411,589	25,556,944	21.411.589
- Syndicated term loan/financing	6,497,354	6.386.177	5.058.608	4.067.302
- Hire purchase receivables	22.926.152	20.330.522	22.924.768	20.181.992
- Lease receivables	22,697	24,892	14,477	3.628
- Other term loans/financing	39,380,762	33,685,038	37,900,942	32,048.793
Credit card receivables	2,300,567	1,965,364	2,300,567	1,965,364
Bills receivables	1,174,201	1,315,885	1,159,709	1,533.690
Trust receipts	2,704,954	2,701,105	2,703,879	2,684.336
Claims on customers under acceptance credits	7,846,537	11,934,883	7,815,683	11,911.517
Loans/financing to banks and other financial institutions	11,410,876	10,791,663	11,409,931	10,776,311
Revolving credits	14,811,275	13,960,097	14,456,194	13,507.949
Staff loans	954,673	1,009,427	899,137	968.103
Housing loans to				
- Executive directors of the Bank	374	428	374	428
- Executive directors of subsidiaries	960	2,194	960	2.194
Others	236,154	238,165	-	-
	149,740,168	139,370,762	145.735.982	134.666.015
Unearned interest and income	(11,861,142)	(11,914,492)	(11,823,254)	(11.871.161)
Gross loans, advances and financing	137,879,026	127,456,270	133,912.728	122,794.854
Allowances for bad and doubtful debts and financing:				
- specific	(4.010.299)	(3.541.718)	(3.805.936)	(3.249.740)
- general	(2.415,073)	(2,810,356)	(2,258.397)	(2,596.076)
Interest/income-in-suspense*	-	(1,510,382)	-	(1,467,406)
Net loans, advances and financing	131,453,654	119,593,814	127,848,395	115,481,632

* In accordance with the revised BNM/GP8, interest income accrued on non-performing loan which have not been collected is set-off against loan balance.

(i) By type of customer*

	Group		Bank	
	30 June 2006 RM'000	30 June 2005 RM'000	30 June 2006 RM'000	30 June 2005 RM'000
Domestic operations:				
Domestic banking institutions	-	665	-	665
Domestic non-bank financial institutions				
- Stockbroking companies	131.896	204.047	131.896	204.047
- Others	10.820.402	10.586.762	10.823.065	10.569.169
Domestic business enterprise				
- Small and medium enterprise	23,321,481	20,794,134	23.292.469	20,772.772
- Others	19,733,316	20,000,292	19,563.712	19.859.385
Government and statutory bodies	1.050.597	1.118.981	1.047.931	1.115.370
Individuals	50.252,687	47,198,722	50.048.025	47.183.516
Other domestic entities	215,094	73.781	212.128	73.629
Foreign entities	314.546	444.041	261.178	388.012
Total domestic operations	105,840,019	100,421,425	105.380.404	100,166.565

* The current and prior year figures have been prepared based on the requirements of the revised BNM/GP8 adopted during the current financial year.

A9. Loans, Advances and Financing (contd)

(i) By type of customer* (contd)

	Group		Bank	
	30 June 2006 RM'000	30 June 2005 RM'000	30 June 2006 RM'000	30 June 2005 RM'000
Overseas operations:				
Singapore	24,283,980	17,899,783	24,283.980	17,899.783
Hong Kong SAR	1,528,711	1,388,034	1.528.711	1,388.034
United States of America	874,081	570,893	874.081	570.893
People's Republic of China	518,916	437.316	518.916	437.316
Vietnam	338,886	363,802	338.886	363.802
United Kingdom	566,768	225.769	566.768	225.769
Brunei	197.275	192.663	197.275	192.663
Cambodia	51.236	82.623	51.236	82.623
Bahrain	172.471	-	172.471	-
Labuan offshore	2.932,332	3,860.522	-	-
Philippines	506.555	431.045	-	-
Indonesia	40,204	41,329	-	-
Papua New Guinea	27,592	30,684	-	-
	32,039,007	25,524,463	28.532.324	21,160,883
Transitional adjustment (Note A27):				
Interest/income-in-suspense	-	1,510,382	-	1,467.406
Gross loans, advances and financing	137,879,026	127,456,270	133,912,728	122,794,854

(ii) By interest/profit rate sensitivity*

	Group 30 June 2006 RM'000	Group 30 June 2005 RM'000	Bank 30 June 2006 RM'000	Bank 30 June 2005 RM'000
Fixed rate				
- Housing loans/financing	12,991,134	11,471,746	12,847.935	11,416.361
- Hire purchase receivables	19,992,510	17,008,268	19.980,718	16,776.980
- Other fixed rate loans/financing	16,510,789	24,979,726	16.267.590	34,945.150
Variable rate				
- Base lending rate plus	46,576,057	41,577,203	46.302.114	41.470.986
- Cost plus	12.216,671	10.521.092	12.152.482	10.114.643
- Other variable rates	29.591,865	20,387,853	26.361.889	6.603.328
	137,879,026	125,945,888	133,912,728	121,327.448
Transitional adjustment (Note A27):				
Interest/income-in-suspense	-	1.510.382	-	1.467.406
Gross loans, advances and financing	137,879,026	127,456.270	133,912,728	122.794.854

* The current and prior year figures have been prepared based on the requirements of the revised BNM/GP8 adopted during the current financial year.

(ii) Total loans by sector

	Group		Bank	
	30 June 2006 RM'000	30 June 2005 RM'000	30 June 2006 RM'000	30 June 2005 RM'000
Domestic operations:				
Agriculture, hunting forestry and fishing	1.906.894	2.148.655	1.906.894	2.146.681
Mining and quarrying	223.328	172.366	223.328	167.311
Manufacturing	12,559.367	12,109.259	12,531.250	12.033.307
Electricity, gas and water	2.577.925	1,612.109	2.568.675	1.601.536
Construction	5.885.779	6.081.521	5.788.199	5.950.597
Real estate	1,747,524	1,648,017	1,700.114	1,600.362
Purchase of landed properties				
- residential	24.462.017	24.102.140	24.429.998	24.068.297
- non-residential	6.774.708	6.358.038	6.773.961	6.358.038
- Less Islamic housing loans sold to Cagamas	(448,185)	(477.300)	(448.185)	(477.300)
General commerce	9,213,590	8,362,646	9,187,973	8,305.002
Transport, storage and communication	1,473.338	1.222.438	1,472.587	1.198.115
Finance, insurance and business services	12.193.576	11,540.412	12.187,963	11.762.889
Purchase of securities	8.605,303	7,296.973	8.444,064	7.045.749

A9. Loans, Advances and Financing (contd)

(ii) Total loans by sector (contd)

	Group		Bank	
	30 June 2006 RM'000	30 June 2005 RM'000	30 June 2006 RM'000	30 June 2005 RM'000
Domestic operations (contd):				
Purchase of transport vehicles	12,549,834	11,434,911	12,545,752	11,432.561
Less: Islamic loans sold to Cagamas	(1,127,571)	(270,216)	(1,127,571)	(270,216)
Consumption credit	4,789,906	4,471,174	4,789,898	4,468,373
Others	2,452,688	4,054,909	2,405,504	4,030,476
Total domestic operations	105,840,021	101,868,052	105,380,404	101,421,778
Overseas operations:				
Singapore	24,283,980	17,907,807	24,283,980	18,081,107
Hong Kong SAR	1,528,711	1,397,304	1,528,711	1,397,304
United States of America	874,081	581,387	874,081	581,387
People's Republic of China	518,916	437,465	518,916	437,465
Vietnam	338,886	363,802	338,886	363,802
United Kingdom	566,768	225,769	566,768	225,769
Brunei	197,275	203,023	197,275	203,023
Cambodia	51,236	83,219	51,236	83,219
Bahrain	172,471	-	172,471	-
Labuan Offshore	2,932,332	3,877,932	-	-
Philippines	506,554	431,045	-	-
Indonesia	40,204	42,734	-	-
Papua New Guinea	27,591	36,731	-	-
	32,039,005	25,588,218	28,532,324	21,373,076
Gross loans, advances and financing	137,879,026	127,456,270	133,912,728	122,794,854

(iii) Non-performing loans by sector*

	Group		Bank	
	30 June 2006 RM'000	30 June 2005 RM'000	30 June 2006 RM'000	30 June 2005 RM'000
Domestic operations:				
Agriculture, hunting forestry and fishing	75,612	63,428	75,612	63,428
Mining and quarrying	5,854	3,756	5,854	3,756
Manufacturing	917,391	849,151	909,287	835,511
Electricity, gas and water	420,453	413,058	420,453	412,485
Construction	907,923	855,948	890,119	822,449
Real estate	154,428	244,480	144,459	212,070
Purchase of landed properties				
- residential	2,768,802	2,770,423	2,767,568	2,770,100
- non-residential	588,450	647,530	588,450	647,530
Wholesale and retail trade and restaurants and hotels	643,331	582,278	643,331	569,118
Transport, storage and communication	35,789	33,154	35,789	32,274
Finance, insurance and business services	350,501	360,464	350,501	360,464
Purchase of securities	366,190	439,428	308,385	354,261
Purchase of transport vehicles	167,350	223,896	167,173	223,896
Consumption credit	311,782	341,221	311,782	341,221
Others	481,168	474,098	462,548	450,347
Total domestic operations	8,195,024	8,302,313	8,081,311	8,098,910

A9. Loans, Advances and Financing (contd)

(iii) Non-performing loans by sector* (contd)

Overseas operations:				
Singapore	574,548	684,835	574,548	684,834
United States of America	-	27,312	-	27,312
Hong Kong SAR	31,341	115,381	31,341	115,381
Brunei	36,644	37,447	36,644	37,447
Vietnam	17,806	18,406	17,806	18,406
People's Republic of China	12,133	5,700	12,133	5,700
Cambodia	3,814	3,896	3,814	3,896
Labuan Offshore	274,683	325,355	-	-
Philippines	58,566	71,211	-	-
Papua New Guinea	5,006	5,592	-	-
Indonesia	2,373	12,132	-	-
	1,016,914	1,307,267	676,286	892,976
	9,211,938	9,609,580	8,757,597	8,991,886

* The current and prior year figures have been prepared based on the requirements of the revised BNM/GP8 adopted during the current financial year.

(iv) Movement in non-performing loans, advances and financing ("NPL") are as follows:

	Group		Bank	
	30 June 2006 RM'000	30 June 2005 RM'000	30 June 2006 RM'000	30 June 2005 RM'000
At beginning of the year	9,609,580	12,296,828	8,991,886	9,458,681
Non-performing during the year	5,495,459	7,419,930	5,452,229	6,426,948
Reclassified as performing	(2,850,207)	(3,607,732)	(2,808,657)	(3,125,451)
Acquisition of subsidiary	1,051	-	-	-
Transfer from a subsidiary	-	-	1,119	2,476,787
Recovered	(2,010,281)	(2,294,830)	(1,945,499)	(2,241,545)
Amount written off	(1,069,806)	(2,726,172)	(980,528)	(2,567,616)
Converted to securities	(18,824)	(23,556)	(17,827)	(23,556)
Exchange differences and expenses debited	54,966	55,494	64,874	55,044
At end of the year	9,211,938	11,119,962	8,757,597	10,459,292
Less: Interest-n-suspense	-	(1,510,382)	-	(1,467,406)
	9,211,938	9,609,580	8,757,597	8,991,886
Specific allowance	(4,010,299)	(3,541,718)	(3,805,936)	(3,249,740)
Net non-performing loans, advances and financing	5,201,639	6,067,862	4,951,661	5,742,146
Net NPL as a% of gross loans, advances and financing (including Islamic loans sold to Cagamas) less specific allowance	3.84%	4.93%	3.76%	4.83%

(v) Movement in specific allowance for bad and doubtful debts (and financing) accounts are as follows:

	Group		Bank	
	30 June 2006 RM'000	30 June 2005 RM'000	30 June 2006 RM'000	30 June 2005 RM'000
Specific Allowance				
At beginning of the year	3,541,718	3,634,101	3,249,740	2,688,326
Allowance made during the year	2,203,167	2,641,324	2,121,737	2,124,527
Amount written back in respect of recoveries	(640,065)	(707,911)	(557,170)	(430,957)
Transfer from a subsidiary	548	-	1,119	772,431
Amount written off	(1,054,184)	(1,949,754)	(979,826)	(1,828,805)
Transfer (to)/from general allowance	(12,683)	7,289	(5,114)	7,237
Transferred to impairment lossess in value of securities	(12,769)	(23,152)	(12,536)	(23,152)
Transfer to restructured/rescheduled loans	(21,390)	(65,632)	(21,390)	(65,632)
Exchange differences	5,957	5,453	9,376	5,765
At end of the year	4,010,299	3,541,718	3,805,936	3,249,740

A9. Loans, Advances and Financing (contd)

(v) Movement in general allowance for bad and doubtful debts (and financing) accounts are as follows:

	Group		Bank	
	30 June 2006 RM'000	30 June 2005 RM'000	30 June 2006 RM'000	30 June 2005 RM'000
General Allowance				
At beginning of the year	2,810,356	3,625.584	2,596,076	2,689.417
Allowance made during the year	18.015	22.934	-	-
Amount written back	(425,182)	(833,555)	(345.278)	(88.753)
Acquired by a subsidiary				
Transfer from/(to) specific allowance	12.683	(7.289)	5.114	(7.237)
Exchange differences	(799)	2,682	2.485	2.649
At end of the year	2,415,073	2,810,356	2,258,397	2,596.076
As % of gross loans, advances and financing (including Islamic loans sold to Cagamas) less specific allowance	1.78%	2.28%	1.72%	2.18%

A10. Other Assets

	Group		Bank	
	30 June 2006 RM'000	30 June 2005 RM'000	30 June 2006 RM'000	30 June 2005 RM'000
Interest/Income receivable	731,940	485,023	614,254	459,627
Prepayments and deposits	185,997	7,956	182,604	6,838
Other debtors, deposits and prepayments	1,523,912	948,718	544,177	466,527
Tax recoverable	120,275	61,213	-	-
Foreclosed properties	98,302	117,266	39,502	54,524
Investment properties	21,788	38,074	-	-
Derivative assets	343,367	6,083	343,367	6,083
	3,025,581	1,664,333	1,723,904	993,599

A11. Deposits from Customers

	Group 30 June 2006 RM'000	Group 30 June 2005 RM'000	Bank 30 June 2006 RM'000	Bank 30 June 2005 RM'000
Fixed deposits and negotiable instruments of deposits				
- One year or less	86,141,042	78,743,307	73,210,413	66,983,183
- More than one year	1,727,567	3,373,895	1,652,856	3,157,274
Savings deposits	24,021,246	22,947,897	23,746,361	22,697,326
Demand deposits	24,310,544	26,002,946	26,510,229	25,437,930
Structured deposits*	17,577	-	17,577	-
	136,217,976	131,068,045	125,137,436	118,275,713

* Structured deposits represent foreign currency time deposits with embedded foreign exchange option.

By type of customer

	Group 30 June 2006 RM'000	Group 30 June 2005 RM'000	Bank 30 June 2006 RM'000	Bank 30 June 2005 RM'000
Business enterprise	52,621,269	52,297,166	43,459,322	43,737,516
Individuals	69,438,413	63,788,782	68,952,814	63,411,919
Government and statutory bodies	7,050,900	8,147,680	6,774,985	5,064,055
Others	7,107,394	6,834,417	5,950,315	6,062,223
	136,217,976	131,068,045	125,137,436	118,275,713

A12. Deposits and Placement of Banks and Other Financial Institutions and Debt Securities

	Group 30 June 2006 RM'000	Group 30 June 2005 RM'000	Bank 30 June 2006 RM'000	Bank 30 June 2005 RM'000
Licensed banks	21,382,459	13,258,419	21,186,629	15,804,783
Licensed finance companies	544,973	303,427	544,973	54,113
Licensed merchant banks	606,775	9,998	606,775	9,998
Other financial institutions	6,173,368	4,789,338	5,699,485	4,005,300
	28,707,575	18,361,182	28,037,862	19,874,194
Maturity structure of deposits and placements of banks and other financial institutions				
- One year or less	26,193,939	14,644,226	25,530,042	16,157,238
- More than one year	2,513,636	3,716,956	2,507,820	3,716,956
	28,707,575	18,361,182	28,037,862	19,874,194
Subordinated obligations				
Unsecured				
- less than one year	-	[1] 950,000	-	[1] 950,000
- more than one year	[2] 3,896,880	[2] 2,054,000	[2] 3,896,880	[2] 2,054,000

[1] Subordinated Notes of USD250 million redeemed in full upon maturity in September 2005.

[2] Includes Subordinated Notes of USD380 million.

A13. Other Liabilities

	Group		Bank	
	30 June 2006 RM'000	30 June 2005 RM'000	30 June 2006 RM'000	30 June 2005 RM'000
Interest/Profit payable	845,150	726,507	823,098	710,358
Provision for outstanding claims	412,667	191,190	-	-
Unearned premium reserves	284,766	109,969	-	-
Provision for commitments and contingencies	-	7,208	-	-
Profit Equalisation Reserves	144,111	250,839	141,828	238,604
Provisions and accruals	730,316	421,271	664,800	518,443
Due to brokers and clients	156,236	115,183	-	-
Deposits and other creditors	1,058,457	1,299,489	1,698,851	1,664,512
Derivative liabilities	233,408	8,486	234,560	8,486
	3,865,111	3,130,142	3,563,137	3,140,403

A14. Interest Income

	4th Quarter Ended		Financial Year Ended	
	30 June 2006 RM'000	30 June 2005 RM'000	30 June 2006 RM'000	30 June 2005 RM'000
Group				
Loans, advances and financing				
- Interest income other than recoveries from NPL	1,601,587	1,577,105	5,960,479	5,484,661
- Recoveries from NPLs	86,326	155,307	348,393	453,597
Money at call and deposit placements with financial institutions	356,298	162,365	1,167,792	917,236
Securities purchased under resale agreements	22,512	51,941	22,512	51,941
Securities held-for-trading	67,140	-	189,932	-
Securities available-for-sale	286,788	-	1,083,778	-
Securities held-to-maturity	42,315	-	119,832	-
Dealing securities	-	(18,440)	-	105,447
Investment securities	-	288,670	-	979,578
Others	-	6,557	-	19,599
	2,462,966	2,223,505	8,892,718	8,012,059
Amortisation of premium less accretion of discount	(21,063)	(12,772)	(59,091)	(69,238)
Interest income suspended	(14,551)	(318,453)	(62,329)	(378,364)
	2,427,352	1,892,280	8,771,298	7,564,457
Bank				
Loans, advances and financing				
- Interest income other than recoveries from NPL	1,547,386	1,561,247	5,722,721	4,960,367
- Recoveries from NPLs	80,852	104,403	339,048	402,976
Money at call and deposit placements with financial institutions	291,816	119,184	1,030,994	829,131
Securities purchased under resale agreements			22,512	51,941
Securities held-for-trading	60,865	-	171,640	-
Securities available-for-sale	234,226	-	914,664	-
Securities held-to-maturity	29,390	-	39,088	-
Dealing securities	-	46,313	-	78,490
Investment securities	-	166,359	-	766,132
	2,244,535	1,997,506	8,240,667	7,089,037
Amortisation of premium less accretion of discount	(18,725)	(14,007)	(58,200)	(74,457)
Interest income suspended	(14,500)	(293,858)	(62,183)	(338,699)
	2,211,310	1,689,641	8,120,284	6,675,881

A15. Interest Expense

	4th Quarter ended		Financial Year Ended	
	30 June 2006 RM'000	30 June 2005 RM'000	30 June 2006 RM'000	30 June 2005 RM'000
Group				
Deposits and placements of banks and other financial institutions	403,338	26,923	1,115,669	449,256
Deposits from customers	757,611	633,909	2,808,991	2,460,107
Loans sold to Cagamas	39,219	53,551	179,714	250.064
Floating rate certificates of deposits	4,584	840	9,742	2,708
Subordinated notes	21,293	17,818	101.331	84.230
Subordinated bonds	4,250	8,498	30,122	34,465
Others	699	11,633	778	23,893
	1,230,994	753,172	4,246,347	3,304,723
Bank				
Deposits and placements of banks and other financial institutions	271,798	79,914	865,039	442.812
Deposits from customers	764,278	504,213	2,662,654	2,091.410
Loans sold to Cagamas	39,219	53,552	179.714	209.296
Floating rate certificates of deposits	4,584	840	9,742	2,708
Subordinated notes	21,293	17,818	101,331	84,230
Subordinated bonds	4,250	8,498	30,122	34,465
Others	-	545	79	3,342
	1,105,422	665,380	3,848,681	2,868,263

A16. Non-interest Income

	4th Quarter ended		Financial Year Ended	
	30 June 2006 RM'000	30 June 2005 RM'000	30 June 2006 RM'000	30 June 2005 RM'000
Group				
(a) Fee income:				
Commissions	119,791	127,623	503,534	471,789
Service charges and fees	136,403	132,622	521,062	488.460
Guarantee fees	20,137	19,477	84,537	81.575
Underwriting fees	594	2,816	3,280	7,954
Brokerage income	14,350	11,715	46,931	65,664
Other fee income	(4,678)	11,843	35,775	42,488
	286,597	306,096	1,195,119	1,157,930
(b) Gain/loss arising from sale of securities:				
Net loss from sale of securities held-for-trading	(21,232)	-	(10,069)	-
Net gain from sale of securities available-for-sale	25,183	-	245,161	-
Net loss from redemption of securities held-to-maturity	(30)	-	(30)	-
Net gain from sale of dealing securities	-	21,529	-	36,189
Net gain from sale of investment securities	-	(26,314)	-	244.448
	3,921	(4,785)	235,062	280.637
(c) Gross dividend from:				
Securities portfolio	7.747	4.368	24.581	18.462
(d) Unrealised gains/(losses) on revaluation of securities held-for-trading and derivatives	56,425	-	284,896	-
Provision of impairment losses on securities	(34,671)	-	(10.315)	-
Net write back of provision for diminution in value	-	18,867	-	56,100
	21,754	18,867	274,581	56.100

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A16. Non-interest Income (contd)

Group (contd)

	4th Quarter ended		Financial Year Ended	
	30 June 2006 RM'000	30 June 2005 RM'000	30 June 2006 RM'000	30 June 2005 RM'000
(e) Other income:				
Foreign exchange profit/(loss)				
- Realised	26,179	50,240	328,854	288,487
- Unrealised	80,736	1,084	58,563	7,044
Net premiums written	107,492	64,708	360,470	240,209
Rental Income	2,148	1,107	16,500	8,508
Gains on disposal of property, plant and equipment	2,238	6,859	21,301	10,923
Gain on disposal of foreclosed properties	70	(64)	15,931	475
Others	137,209	45,486	188,310	90,374
	356,072	169,420	989,929	646,020
Total other operating income	676,091	493,966	2,719,272	2,159,149

Bank

	4th Quarter ended		Financial Year Ended	
	30 June 2006 RM'000	30 June 2005 RM'000	30 June 2006 RM'000	30 June 2005 RM'000
(a) Fee income:				
Commissions	143,461	129,907	532,479	496,098
Service charges and fees	117,595	112,444	454,463	404,152
Guarantee fees	20,076	19,223	84,068	79,101
Underwriting fees	507	291	696	531
Other fee income	3,757	9,560	21,298	28,419
	285,396	271,425	1,093,004	1,008,301
(b) Gain/(loss) arising from sale of securities:				
Net loss from sale of securities held-for-trading	(10,725)	-	(15,989)	-
Net gain from sale of securities available-for-sale	11,311	-	177,457	-
Net gain from sale of dealing securities	-	(1,313)	-	(175)
Net gain from sale of investment securities	-	(18,145)	-	213,027
	586	(19,458)	161,468	212,852
(c) Gross dividend income from:				
Securities portfolio	2,295	2,243	11,468	13,563
Subsidiary companies	5,348	5,000	80,711	2,929,037
	7,643	7,243	92,179	2,942,600
(d) Unrealised gains/(losses) on revaluation of securities held-for-trading and derivatives/	56,182	-	298,107	-
Write back of impairment losses on securities	(19,990)	-	16,348	-
Provision for diminution in value	-	43,881	-	76,851
	36,192	43,881	314,455	76,851
(e) Other income:				
Foreign exchange profit/(loss)				
- Realised	21,413	48,353	309,961	282,544
- Unrealised	80,765	1,084	58,539	7,044
Rental Income	3,212	3,102	15,432	12,347
Gain on disposal of property and equipment (net)	2,202	4,643	20,031	8,569
Gain on disposal of foreclosed properties	-	-	14,905	-
Others	36,311	15,199	99,381	51,035
	143,903	72,381	518,249	361,539
Total other operating income	473,720	375,472	2,179,355	4,602,143

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A17. Overhead Expenses

	4th Quarter ended		Financial Year Ended	
	30 June 2006 RM'000	30 June 2005 RM'000	30 June 2006 RM'000	30 June 2005 RM'000
Group				
Personnel costs	421,418	363,843	1,550,721	1,356,819
- Salaries, allowances and bonuses	316,972	276,820	1,191,605	1,066,921
- Pension costs	45,251	40,417	173,930	154,991
- Others	59,195	46,606	185,186	134,907
Establishment costs	162,868	163,101	584,454	587,215
- Depreciation	49,822	51,294	181,722	184,674
- Rental of leasehold land and premises	13,212	16,584	62,498	70,349
- Repairs and maintenance of property, plant and equipment	15,022	18,261	71,279	65,746
- Information technology expenses	72,021	66,082	252,339	237,915
- Others	12,791	10,879	16,616	28,531
Marketing expenses	49,514	44,931	255,779	194,524
- Advertisement and publicity	42,605	33,252	208,164	143,961
- Others	6,909	11,679	47,615	50,563
Administration and general expenses	249,193	133,496	826,117	672,386
- Fees and brokerage	66,132	51,851	278,640	251,185
- Administrative expenses	71,430	18,999	224,504	179,606
- General expenses	39,010	6,640	141,999	108,224
- Claims incurred	65,012	28,178	167,329	96,642
- Others	7,609	27,828	13,645	36,729
	882,993	705,371	3,217,071	2,810,944
Bank				
Personnel costs	386,741	337,199	1,418,606	1,217,412
- Salaries, allowances and bonuses	291,407	266,093	1,097,198	966,916
- Pension costs	42,149	37,577	161,782	141,105
- Others	53,185	33,529	159,626	109,391
Establishment costs	148,409	149,404	531,017	516,861
- Depreciation	41,659	45,000	158,668	161,113
- Rental of leasehold land and premises	12,298	16,396	59,423	60,550
- Repairs and manitenance of property, plant and equipment	18,233	13,480	61,529	57,874
- Information technology expenses	70,570	68,298	242,113	227,128
- Others	5,649	6,230	9,284	10,196
Marketing expenses	39,874	55,231	217,132	156,610
- Advertisement and publicity	34,139	39,279	172,571	111,680
- Others	5,735	15,952	44,561	44,930
Administration and general expenses	160,358	102,281	616,344	533,173
- Fees and brokerage	72,904	58,709	271,641	237,566
- Administrative expenses	51,979	36,058	195,984	152,447
- General expenses	31,944	1,423	136,321	109,404
- Others	3,531	6,091	12,398	33,756
	1,084,023	951,031	2,783,099	2,424,056

A18. Allowance for Losses on Loans, Advances and Financing

	4th Quarter ended		Financial Year Ended	
	30 June 2006 RM'000	30 June 2005 RM'000	30 June 2006 RM'000	30 June 2005 RM'000
Group				
Allowance for bad and doubtful debts and financing:				
- general allowance written back (net)	(499,913)	(734,286)	(407,167)	(810,621)
- specific allowance	713,307	1,418,628	2,203,167	2,641,324
- specific allowance written back	(150,852)	(293,955)	(640,065)	(707,911)
Bad debts and financing written off	(3,100)	54,948	12,293	63,031
Bad debts and financing recovered	(71,731)	(134,982)	(284,823)	(362,009)
	(12,289)	310,353	883,405	823,814
Bank				
Allowance for bad and doubtful debts and financing:				
- general allowance written back (net)	(435,423)	(641,353)	(345,278)	(88,753)
- specific allowance	713,753	1,099,480	2,121,737	2,124,527
- specific allowance written back	(121,326)	(136,258)	(557,170)	(430,957)
Bad debts and financing written off	1,777	5,043	3,110	11,443
Bad debts and financing recovered	(86,786)	(134,373)	(275,601)	(320,029)
	71,995	192,539	946,798	1,296,231

A19. SEGMENT INFORMATION ON REVENUES, RESULTS, ASSETS AND LIABILITIES

BUSINESS SEGMENT

	Banking and Finance		Investment Banking		Insurance and Takaful		Others		Eliminations		Consolidated	
	June 2006 RM'000	June 2005 RM'000	June 2006 RM'000	June 2005 RM'000	June 2006 RM'000	June 2005 RM'000	June 2006 RM'000	June 2005 RM'000	June 2006 RM'000	June 2005 RM'000	June 2006 RM'000	June 2005 RM'000
REVENUE AND EXPENSES												
Revenue												
External revenue	11,768,017	10,366,214	449,965	518,973	429,993	269,555	53,773	61,145	-	-	12,701,748	11,215,887
Inter-segment revenue	312,529	3,073,278	54,016	28,763	146,553	55,159	27,573	18,744	(540,671)	(3,175,944)	-	-
Total revenue	12,080,546	13,439,492	503,981	547,736	576,546	324,714	81,346	79,889	(540,671)	(3,175,944)	12,701,748	11,215,887
Segment results												
Operating profit	4,600,593	6,873,981	189,948	248,790	339,102	144,297	18,966	37,001	(234,098)	(2,985,059)	4,914,511	4,319,010
Loan loss and provision	(898,988)	(737,601)	16,620	(94,755)	76	9,505	(1,113)	(963)	-	-	(883,405)	(823,814)
Share of results of associates	-	-	-	-	-	-	(499)	(704)	-	-	(499)	(704)
Profit before taxation	3,701,605	6,136,380	206,568	154,035	339,178	153,802	17,354	35,334	(234,098)	(2,985,059)	4,030,607	3,494,492
Taxation & Zakat	(1,057,117)	(1,709,482)	(65,842)	(25,537)	(86,197)	(33,727)	(8,891)	(8,538)	53,204	827,037	(1,164,843)	(950,247)
Profit after taxation and zakat	2,644,488	4,426,898	140,726	128,498	252,981	120,075	8,463	26,796	(180,894)	(2,158,022)	2,865,764	2,544,245
Minority interest	-	-	-	-	-	-	-	-	-	-	(62,166)	(41,719)
Net profit for the year	2,644,488	4,426,898	140,726	128,498	252,981	120,075	8,463	26,796	(180,894)	(2,158,022)	2,803,598	2,502,526
OTHER INFORMATION												
Capital expenditure	161,953	157,804	1,065	8,670	7,174	830	156	1,575	-	-	170,348	168,879
Depreciation	160,944	168,138	5,826	6,466	11,971	7,584	2,981	2,486	-	-	181,722	184,674
Non-cash expenses/(income) other than depreciation	105,431	369,420	6,274	11,320	(2,856)	(1,596)	24,679	14,143	-	-	133,528	393,287

	June 2006 RM'000	June 2005 RM'000	June 2006 RM'000	June 2005 RM'000	June 2006 RM'000	June 2005 RM'000	June 2006 RM'000	June 2005 RM'000	June 2006 RM'000	June 2005 RM'000	June 2006 RM'000	June 2005 RM'000
ASSETS AND LIABILITIES												
Segment assets	208,746,991	187,080,016	11,186,034	10,973,432	16,750,624	5,283,241	304,791	298,022	(12,792,734)	(11,759,499)	224,195,706	191,875,212
Investment in associates companies	6,635	6,164	-	-	-	-	2,985	13,884	-	-	9,620	20,048
Total assets	208,753,626	187,086,180	11,186,034	10,973,432	16,750,624	5,283,241	307,776	311,906	(12,792,734)	(11,759,499)	224,205,326	191,895,260
Total segment liabilities	190,799,796	170,141,103	9,910,161	9,584,975	13,181,623	3,950,914	424,018	166,828	(7,584,573)	(8,802,313)	206,731,025	175,041,507

GEOGRAPHICAL SEGMENT

	External Revenue		Profit Before Tax & Zakat		Capital expenditure		Segment assets	
	June 2006 RM'000	June 2005 RM'000	June 2006 RM'000	June 2005 RM'000	June 2006 RM'000	June 2005 RM'000	June 2006 RM'000	June 2005 RM'000
Malaysia	10,561,712	12,723,811	3,633,927	6,151,746	148,153	149,840	185,489,415	165,367,948
Singapore	1,435,106	914,739	305,587	187,422	16,662	14,315	31,899,678	21,764,859
Other locations	1,245,602	753,281	325,192	140,383	5,533	4,724	19,608,967	16,521,952
	13,242,420	14,391,831	4,264,706	6,479,551	170,348	168,879	236,998,060	203,654,759
Eliminations	(540,672)	(3,175,944)	(234,099)	(2,985,059)	-	-	(12,792,734)	(11,759,499)
Group	12,701,748	11,215,887	4,030,607	3,494,492	170,348	168,879	224,205,326	191,895,260

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A23. Commitments and Contingencies and Off-Balance Sheet Financial Instruments

In the nomal course of business, the Bank and its subsidiaries make various commitments and incur certain contingent liabilities with legal recourse to its customers. No material losses are anticipated as a result of these transactions.

The risk-weighted exposures of the Bank and its subsidiaries as at the following dates are as follows:

	As at 31 March 2006			As at 30 June 2005		
Group	**Notional Amount RM'000**	**Credit Equivalent Amount* RM'000**	**Risk Weighted Amount RM'000**	**Notional Amount RM'000**	**Credit Equivalent Amount* RM'000**	**Risk Weighted Amount RM'000**
Direct credit substitutes	5,719,998	5,719,998	5,397,695	5,320,687	5,320,687	5,148,704
Certain transaction-related contingent items	6,367,217	3,183,608	3,128,665	5,975,347	2,987,673	2,810,889
Short-term self-liquidating trade-related contingencies	7,707,012	1,541,403	843,044	8,027,254	1,605,451	475,399
Islamic housing and hire purchase loans sold to Cagamas Berhad	1,575,756	1,575,756	1,351,664	747,516	747,516	508,866
Obligations under underwriting agreements	742,550	371,275	371,275	393,537	196,769	196,769
Irrevocable commitments to extend credit:						
- maturity within one year	49,755,601	-	-	39,382,518	-	-
- maturity exceeding one year	5,984,817	2,992,409	1,803,568	5,349,646	2,674,823	1,939,408
Foreign exchange related contracts:						
- less than one year	26,879,050	249,199	129,920	25,495,197	239,934	90,393
- one year to less than five years	59,036	492	257	219,892	10,803	-
- five years and above	-	-	-	7,461	-	-
Interest rate related contracts:						
- less than one year	13.096,416	141,387	40.039	6,856.875	97,558	14,825
- one year to less than five years	8.519,746	363,913	102.824	7,156,136	296,026	51,438
- five years and above	1.709,211	137,204	38.180	2,266.263	232,562	36,429
Miscellaneous	2,267,033	-	-	2,253.492	-	
	130.383,443	16,276,644	13,207.131	109,451.821	14,409,802	11.273,120

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A23. Commitments and Contingencies and Off-Balance Sheet Financial Instruments (continued)

Bank	As at 31 March 2006 Notional Amount RM'000	Credit Equivalent Amount* RM'000	Risk Weighted Amount RM'000	As at 30 June 2005 Notional Amount RM'000	Credit Equivalent Amount* RM'000	Risk Weighted Amount RM'000
Direct credit substitutes	4,862,567	4,862,567	4,694,976	4,486,618	4,486,618	4,430,077
Certain transaction-related contingent items	6,343,749	3,171,874	3,115,506	5,965,051	2,982,526	2,808,122
Short-term self-liquidating trade-related contingencies	7,677,606	1,535,521	842,675	8,006,585	1,601,317	475,177
Islamic housing and hire purchase loans sold to Cagamas Berhad	1,575,756	1,575,756	1,351,664	747,516	747,516	508,866
Obligations under underwriting agreements	273,550	136,775	136,775	262,429	131,215	131,215
Irrevocable commitments to extend credit:						
- maturity within one year	49,703,408	-	-	39,030,173	-	-
- maturity exceeding one year	5,933,909	2,966,955	1,778,112	5,318,584	2,659,292	1,923,877
Foreign exchange related contracts:						
- less than one year	26,718,442	247,240	128,939	25,495,197	239,934	90,393
- one year to less than five years	59,036	492	257	208,960	10,803	-
Interest rate related contracts:						
- less than one year	12,900,804	136,741	37,566	6,586,077	94,520	14,597
- one year to less than five years	8,303,651	359,383	98,730	7,027,515	293,750	45,364
- five years and above	1,688,163	136,152	37,404	2,235,793	230,391	35,579
Miscellaneous	2,255,475	-	-	2,245,253	-	
	128,296,116	15,129,456	12,222,604	107,615,751	13,477,882	10,463,267

* The credit equivalent amount is arrived at using the credit conversion factors as specified by Bank Negara Malaysia.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A24. Interest/Profit Rate Risk

Group As at 30 June 2006	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 RM'000	Non-interest sensitive RM'000	Trading books RM'000	Total RM'000	Effective interest rate %
ASSETS									
Cash and short-term funds	25,549,788	-	-	-	-	6,485,607	-	32,035,395	4.22
Deposits and placements with banks and other financial institutions	950,805	1,674,904	1,009,897	63,311	-	352,492	-	4,051,409	4.75
Securities purchased under resale agreements	1,004,367	499,590	-	-	-	-	-	1,503,957	3.72
Securities held-for-trading	-	-	-	-	-	-	477,699	477,699	3.90
Securities available-for-sale	-	-	-	-	-	-	27,445,865	27,445,865	4.50
Securities held-to-maturity	505,649	1,206,571	1,522,903	1,547,495	1,015,640	-	-	5,798,258	3.68
Loans, advances and financing									
- performing	20,926,650	18,802,228	11,021,215	16,913,687	42,243,522	18,759,786	-	128,667,088	6.40
- non-performing*	-	-	-	-	-	2,786,566	-	2,786,566	-
Life, general takaful and family takaful fund assets	-	-	-	-	-	12,120,688	-	12,120,688	-
Other non-interest sensitive balances	-	-	-	-	-	9,318,401		9,318,401	-
TOTAL ASSETS	48,937,259	22,183,293	13,554,015	18,524,493	43,259,162	49,823,540	27,923,564	224,205,326	

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A24. **Interest/Profit Rate Risk** (contd)

Group As at 30 June 2006	Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 RM'000	Non-interest sensitive RM'000	Trading book RM'000	Total RM'000	Effective interest rate %
	Non trading book								
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	62,150,164	12,695,799	23,813,415	1,089,939	15,992	36,452,667	-	136,217,976	2.25
Deposits and placements of banks and other financial institutions	16,310,509	5,203,985	1,566,087	1,729,072	659,104	3,238,818		28,707,575	3.68
Obligations on securities sold under repurchase agreements	9,825,474	2,203,376	247,288	-	-	-	-	12,276,138	3.39
Bills and acceptances payable	643,126	980,409	366,906	-	-	2,827,774	-	4,818,215	3.67
Recourse obligations on loans sold to Cagamas	-	22,936	712,593	2,981,133	10,796	-	-	3,727,458	4.15
Subordinated notes	-	-		-	3,896,880	-	-	3,896,880	5.27
Life, general takaful and family takaful fund liabilities	-	-	-	-	-	684,536		684,536	-
Life, general takaful and family takaful policy holders' funds	-	-	-	-	-	11,436,152		11,436,152	-
Other non-interest sensitive balances	-	-	-	-	-	4,966,095		4,966,095	-
Total Liabilities	88,929,273	21,106,505	26,706,289	5,800,144	4,582,772	59,606,042	-	206,731,025	
Shareholders' equity	-	-	-	-	-	16,765,826		16,765,826	
Minority interests	-	-	-	-	-	708,475		708,475	
Total Liabilities and Shareholders' Equity	88,929,273	21,106,505	26,706,289	5,800,144	4,582,772	77,080,343	-	224,205,326	
On-balance sheet interest sensitivity gap	(39,992,014)	1,076,788	(13,152,274)	12,724,349	38,676,390	(27,256,803)	27,923,564	-	
Off-balance sheet interest sensitivity gap (interest rate swaps)	799,135	(328,505)	(161,651)	(338,979)	30,000	-	-	-	
Total interest sensitivity gap	(39,192,879)	748,283	(13,313,925)	12,385,370	38,706,390	(27,256,803)	27,923,564	-	
Cumulative interest rate sensitivity gap	(39,192,879)	(38,444,596)	(51,758,521)	(39,373,151)	(666,761)	(27,923,564)	-		

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A24. Interest/Profit Rate Risk (contd)

Group As at 30 June 2005	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 RM'000	Non-interest sensitive RM'000	Trading book RM'000	Total RM'000	Effective interest rate %
ASSETS									
Cash and short-term funds	18,253,501	-	-	-	-	4,342,943	-	22,596,444	2.87
Deposits and placements with banks and other financial institutions	134,438	7,587,548	1,015,314	8,287	60,307	518,902	-	9,324,796	2.92
Securities purchased under resale agreements	197,481	102,376	-	-	-	-	-	299,857	1.28
Dealing securities	-	-	-	-	-	-	629,110	629,110	4.32
Investment securities	2,760,802	2,706,484	2,158,235	9,559,315	5,702,042	4,745,028	-	27,631,906	4.01
Loans, advances and financing									
- performing	34,517,481	21,693,037	12,831,875	11,424,879	20,220,528	15,648,508	-	116,336,308	6.30
- non-performing*	-	-	-	-	-	3,257,506	-	3,257,506	-
Life, general takaful and family takaful fund assets	-	-	-	-	-	3,600,656	-	3,600,656	-
Other non-interest sensitive balances	-	-	-	-	-	8,218,677	-	8,218,677	-
TOTAL ASSETS	55,863,703	32,089,445	16,005,424	20,992,481	25,982,877	40,332,220	629,110	191,895,260	

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A24. Interest/Profit Rate Risk (contd)

Group As at 30 June 2005	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 RM'000	Non-interest sensitive RM'000	Trading book RM'000	Total RM'000	Effective interest rate %
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	58,777,116	12,708,896	22,628,629	1,947,719	160,918	34,844,767	-	131,068,045	2.21
Deposits and placements of banks and other financial institutions	6,980,048	3,671,226	1,673,411	1,874,297	603,937	3,558,263	-	18,361,182	2.62
Obligations on securities sold under repurchase agreements	7,051,486	339,742	236,217	250	-	-	-	7,627,695	2.53
Bills and acceptances payable	131,317	48,432	76,564	-	-	2,101,811	-	2,358,124	2.98
Recourse obligations on loans sold to Cagamas	-	507,620	484,357	3,998,796	-	-	-	4,990,773	4.39
Subordinated notes	-	950,000	610,000	1,444,000	-	-	-	3,004,000	6.34
Life, general takaful and family takaful fund liabilities	-	-	-	-	-	120,506	-	120,506	-
Life, general takaful and family takaful policy holders' funds	-	-	-	-	-	3,480,150	-	3,480,150	-
Other non-interest sensitive balances	-	-	-	-	-	4,031,032	-	4,031,032	-
Total Liabilities	72,939,967	18,225,916	25,709,178	9,265,062	764,855	48,136,529	-	175,041,507	
Shareholders' equity	-	-	-	-	-	16,401,309	-	16,401,309	
Minority interests	-	-	-	-	-	452,444	-	452,444	
Total Liabilities and Shareholders' Equity	72,939,967	18,225,916	25,709,178	9,265,062	764,855	64,990,282	-	191,895,260	
On-balance sheet interest sensitivity gap	(17,076,264)	13,863,529	(9,703,754)	11,727,419	25,218,022	(24,658,062)	629,110	-	
Off-balance sheet interest sensitivity gap (interest rate swaps)	902,400	5,322,571	(912,736)	(3,272,400)	(2,039,835)	-	-	-	
Total interest sensitivity gap	(16,173,864)	19,186,100	(10,616,490)	8,455,019	23,178,187	(24,658,062)	629,110	-	
Cumulative interest rate sensitivity gap	(16,173,864)	3,012,236	(7,604,254)	850,765	24,028,952	(629,110)	-		

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A24. **Interest/Profit Rate Risk** (contd)

Bank As at 30 June 2006	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 RM'000	Non- interest sensitive RM'000	Trading book RM'000	Total RM'000	Effective interest rate %
ASSETS									
Cash and short-term funds	20,816,434	-	-	-	-	6,726,018	-	27,542,452	4.27
Deposits and placements with banks and other financial institutions	409,801	1,076,617	1,084,195	58,826	-	381,391	-	3,010,830	5.02
Securities purchased under resale agreements	1,004,367	499,590		-	-	-	-	1,503,957	3.72
Securities held-for-trading	-	-	-	-	-	-	476,976	476,976	3.89
Securities available-for-sale	-	-	-	-	-	-	23,143,904	23,143,904	4.38
Securities held-to-maturity	10,705	368,238	1,028,329	1,222,043	639,552	-	-	3,268,867	3.64
Loans, advances and financing									
- performing	21,909,493	17,877,272	10,341,792	16,604,479	42,155,002	16,267,093	-	125,155,131	6.42
- non-performing*	-	-	-	-	-	2,693,264	-	2,693,264	-
Other non-interest sensitive balances	-	-	-	-	-	10,261,625	-	10,261,625	-
TOTAL ASSETS	44,150,800	19,821,717	12,454,316	17,885,348	42,794,554	36,329,391	23,620,880	197,057,006	

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A24. Interest/Profit Rate Risk (contd)

Bank **As at 30 June 2006**	**Non trading book** **Up to 1 month RM'000**	**>1 - 3 months RM'000**	**>3 - 12 months RM'000**	**>1 - 5 years RM'000**	**over 5 RM'000**	**Non-interest sensitive RM'000**	**Trading book RM'000**	**Total RM'000**	**Effective interest rate %**
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	51,482,140	11,888,849	24,032,612	940,212	16,300	36,777,323	-	125,137,436	2.09
Deposits and placements of banks and other financial institutions	15,446,567	5,296,512	1,563,282	1,761,232	671,363	3,298,906	-	28,037,862	3.66
Obligations on securities sold under repurchase agreements	8,766,994	2,203,003	247,288	-	-	-	-	11,217,285	3.39
Bills and acceptances payable	687,490	1,041,326	395,412	-	-	3,044,316	-	5,168,544	3.67
Recourse obligations on loans sold to Cagamas	-	22,936	712,593	2,981,133	10,796	-	-	3,727,458	4.15
Subordinated notes	-	-		-	3,896,880	-	-	3,896,880	5.27
Other non-interest sensitive balances	-	-	-	-	-	4,597,447	-	4,597,447	-
Total Liabilities	76,383,191	20,452,626	26,951,187	5,682,577	4,595,339	47,717,992	-	181,782,912	
Shareholders' equity	-	-	-	-	-	15,274,094	-	15,274,094	
Total Liabilities and Shareholders' Equity	76,383,191	20,452,626	26,951,187	5,682,577	4,595,339	62,992,086	-	197,057,006	
On-balance sheet interest sensitivity gap	(32,232,391)	(630,909)	(14,496,871)	12,202,771	38,199,215	(26,662,695)	23,620,880	-	
Off-balance sheet interest sensitivity gap (interest rate swaps)	799,135	(328,505)	(161,651)	(338,979)	30,000	-	-	-	
Total interest sensitivity gap	(31,433,256)	(959,414)	(14,658,522)	11,863,792	38,229,215	(26,662,695)	23,620,880	-	
Cumulative interest rate sensitivity gap	(31,433,256)	(32,392,670)	(47,051,192)	(35,187,400)	3,041,815	(23,620,880)	-		

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A24. Interest/Profit Rate Risk (contd)

Bank As at 30 June 2005	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 RM'000	Non-interest sensitive RM'000	Trading book RM'000	Total RM'000	Effective interest rate %
ASSETS									
Cash and short-term funds	14,516,549	-	-	-	-	3,962,855	-	18,479,404	2.78
Deposits and placements with banks and other financial institutions	121,317	7,530,271	1,927,650	7,897	-	388,601	-	9,975,736	2.92
Securities purchased under resale agreements	194,495	102,376	-	-	-	-	-	296,871	1.27
Dealing securities	-	-	-	-	-	-	230,617	230,617	2.64
Investment securities	1,879,753	1,637,198	1,245,340	7,792,324	5,080,108	4,262,837	-	21,897,560	3.96
Loans, advances and financing									
- performing	32,888,392	20,182,258	12,170,515	11,256,094	20,189,618	15,648,685	-	112,335,562	6.33
- non-performing*	-	-	-	-	-	3,146,070	-	3,146,070	-
Other non-interest sensitive balances	-	-	-	-	-	9,072,893	-	9,072,893	-
TOTAL ASSETS	49,600,506	29,452,103	15,343,505	19,056,315	25,269,726	36,481,941	230,617	175,434,713	

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A24. **Interest/Profit Rate Risk** (contd)

Bank **As at 30 June 2005**	**Non trading book** **Up to 1 month RM'000**	**>1 - 3 months RM'000**	**>3 - 12 months RM'000**	**>1 - 5 years RM'000**	**over 5 RM'000**	**Non-interest sensitive RM'000**	**Trading book RM'000**	**Total RM'000**	**Effective interest rate %**
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	48,017,028	10,960,635	22,541,627	1,898,414	-	34,858,009	-	118,275,713	2.10
Deposits and placements of banks and other financial institutions	8,150,273	3,957,420	1,728,807	1,874,297	603,937	3,559,460	-	19,874,194	2.48
Obligations on securities sold under repurchase agreements	6,846,060	339,742	236,217	250	-	-		7,422,269	2.53
Bills and acceptances payable	249,839	193,568	175,460	-	-	2,073,701	-	2,692,568	2.69
Recourse obligations on loans sold to Cagamas	-	507,620	484,357	3,998,796	-	-	-	4,990,773	4.39
Subordinated notes	-	950,000	610,000	1,444,000	-	-	-	3,004,000	6.34
Other non-interest sensitive balances	-	-	-	-	-	3,995,917	-	3,995,917	-
Total Liabilities	63,263,200	16,908,985	25,776,468	9,215,757	603,937	44,487,087	-	160,255,434	
Shareholders' equity	-	-	-	-	-	15,179,279	-	15,179,279	
Total Liabilities and Shareholders' Equity	63,263,200	16,908,985	25,776,468	9,215,757	603,937	59,666,366	-	175,434,713	
On-balance sheet interest sensitivity gap	(13,662,694)	12,543,118	(10,432,963)	9,840,558	24,665,789	(23,184,425)	230,617	-	
Off-balance sheet interest sensitivity gap (interest rate swaps)	902,399	5,322,571	(912,735)	(3,272,400)	(2,039,835)	-	-	-	
Total interest sensitivity gap	(12,760,295)	17,865,689	(11,345,698)	6,568,158	22,625,954	(23,184,425)	230,617	-	
Cumulative interest rate sensitivity gap	(12,760,295)	5,105,394	(6,240,304)	327,854	22,953,808	(230,617)	-		

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

A25. Capital Adequacy

The capital adequacy ratios of the Group and the Bank, based on credit and market risks as at the following dates:

	Group		Bank	
	30 June 2006 RM'000	30 June 2005 RM'000	30 June 2006 RM'000	30 June 2005 RM'000
Before deduction of proposed final dividend:				
Core capital ratio	9.91%	11.45%	9.61%	11.07%
Risk-weighted capital ratio	13.88%	15.02%	12.54%	13.86%
After deduction of proposed final dividend:				
Core capital ratio	9.31%	10.27%	8.96%	9.81%
Risk-weighted capital ratio	13.28%	13.84%	11.89%	12.61%
Components of Tier I and Tier II capital:				
Tier I capital				
Paid-up share capital	3,796,947	3,721,053	3,796,947	3,721,053
Share premium	2,137,807	1,501,117	2,137,807	1,501,117
Other reserves [1]	10,785,165	11,114,651	9,247,856	9,867,690
Tier I minority interest	217,385	215,226	-	-
Less: Deferred tax assets [1]	(1,177,568)	(963,946)	(1,120,495)	(911,752)
Total Tier I capital	15,759,736	15,588,101	14,062,115	14,178,108
Tier II capital				
Subordinated obligations	3,896,880	2,054,000	3,896,880	2,054,000
General allowance for bad and doubtful debts	2,415,073	2,810,356	2,258,397	2,596,076
Total Tier II capital	6,311,953	4,864,356	6,155,277	4,650,076
Total capital	22,071,689	20,452,457	20,217,392	18,828,184
Less: Investment in subsidiary companies [2]	-	-	(1,873,793)	(1,075,978)
Capital base	22,071,689	20,452,457	18,343,599	17,752,206

[1] Under Bank Negara Guidelines, deferred tax are not allowed for computation of capital adequacy ratios.

[2] Excludes the cost of investment in a subsidiary, Myfin Berhad (formerly known as Mayban Finance Berhad) of RM840.0 million as its business, assets and liabilities have been transferred to the Bank.

A26. Operations of Islamic Banking

A26a. Audited Balance Sheets as at 30 June 2006

	Group		Bank	
	30 June 2006 RM'000	30 June 2005 RM'000	30 June 2006 RM'000	30 June 2005 RM'000
ASSETS				
Cash and short-term funds	3,274,879	2,644,671	3,055,980	2,264,460
Deposits and placements with banks and other financial institutions	340,069	467,066	340,069	340,990
Securities	2,643,072	3,401,307	2,373,834	3,019,940
Financing, advances and other loans	16,677,354	16,052,758	16,677,354	16,052,758
Deferred tax assets	235,560	235,516	234,063	230,410
Other assets	19,369	14,176	15,937	9,543
Statutory deposit with Bank Negara Malaysia	421,000	-	421,000	-
Total Assets	23,611,303	22,815,494	23,118,237	21,918,101
LIABILITIES				
Deposits from customers	13,593,658	15,335,991	13,366,701	15,044,703
Deposit and placements of banks and other financial institutions	1,523,222	3,140,408	1,477,797	3,125,900
Bills and acceptances payable	2,213,344	1,191,359	2,213,344	1,191,359
Other liabilities	1,732,792	1,169,572	1,729,914	1,156,729
Provision for tax expense and zakat	171,671	171,593	171,385	165,017
Subordinated bonds	2,500,000	-	2,500,000	-
Total Liabilities	21,734,687	21,008,923	21,459,141	20,683,708
ISLAMIC BANKING FUNDS				
Islamic Banking Funds	599,880	981,747	516,002	516,002
Reserves	1,276,736	824,824	1,143,094	718,391
	1,876,616	1,806,571	1,659,096	1,234,393
Total Liabilities and Islamic Banking Funds	23,611,303	22,815,494	23,118,237	21,918,101
COMMITMENTS AND CONTINGENCIES	8,541,037	3,194,904	8,541,037	3,194,904

A26. Operations of Islamic Banking (contd)

A26b. Audited Income Statements for the 4th Quarter and Financial Year Ended 30 June 2006

	4th Quarter ended		Financial Year Ended	
	30 June 2006 RM'000	30 June 2005 RM'000	30 June 2006 RM'000	30 June 2005 RM'000
Group				
Income derived from investment of depositors' funds	316,301	287,651	1,231,801	1,183,691
Expenses directly attributable to depositors and Islamic Banking Funds	(12,113)	336	(29,739)	(15,924)
Impairment loss from securities held-to-maturity	(137)	-	(137)	-
Transfer from/(to) profit equalisation reserve	41,149	(1,669)	106,718	(83,731)
Gross attributable income	345,200	286,318	1,308,643	1,084,036
Allowance for losses on financing, advances and other loans	(61,275)	(54,545)	(203,125)	(159,581)
Total attributable income	283,925	231,773	1,105,518	924,455
Income attributable to the depositors	(124,036)	(107,242)	(455,055)	(429,601)
Income attributable to the Group	159,889	124,531	650,463	494,854
Income derived from investment of Islamic Banking Funds				
Gross investment income	19,727	9,187	70,376	56,636
Finance cost	(30,095)	-	(36,605)	-
Net income of investment in Islamic Banking Funds	(10,368)	9,187	33,771	56,636
	149,521	133,718	684,234	551,490
Overhead expenses	(2,506)	(803)	(23,858)	(22,011)
Profit before zakat and tax expense	147,015	132,915	660,376	529,479
Taxation	(39,567)	(41,607)	(179,544)	(145,991)
Zakat	(1,635)	(942)	(1,635)	(942)
Profit after taxation	105,813	90,366	479,197	382,546
Bank				
Income derived from investment of depositors' funds	310,584	272,845	1,204,516	1,063,847
Expenses directly attributable to depositors and Islamic Banking Funds	(11,609)	(666)	(28,921)	(15,924)
Transfer from/(to) profit equalisation reserve	41,719	(1,981)	96,776	(79,207)
Gross attributable income	340,694	270,198	1,272,371	968,716
Allowance for losses on financing, advances and other loans	(63,275)	(54,544)	(203,125)	(283,563)
Total attributable income	277,419	215,654	1,069,246	685,153
Income attributable to the depositors	(122,933)	(107,928)	(450,249)	(395,918)
Income attributable to the reporting institution	154,486	107,726	618,997	289,235
Income derived from investment of Islamic Banking Funds				
Gross investment income	19,725	9,201	70,293	55,961
Finance cost	(30,095)	-	(36,605)	-
Net income from investment of Islamic Banking Funds	(10,370)	9,201	33,688	55,961
	144,116	116,927	652,685	345,196
Overhead expenses	(2,366)	626	(23,422)	(20,582)
Profit before zakat and tax expense	141,750	117,553	629,263	324,614
Taxation	(39,872)	(32,482)	(175,894)	(82,152)
Zakat	(1,500)	(855)	(1,500)	(855)
Profit after taxation	100,378	84,216	451,869	241,607

A26b. Audited Income Statements for the 4th Quarter and Financial Year Ended 30 June 2006 (Contd)

Reconciliation of net income amalgamated with the conventional banking operations:

	Group 30 June 2006 RM'000	Group 30 June 2005 RM'000	Bank 30 June 2006 RM'000	Bank 30 June 2005 RM'000
Gross attributable income	1.308.643	1.084.036	1.272.371	968.716
Net income from investment of Islamic Banking Funds	33,771	56,636	33,688	55,961
Total income before allowances for loan losses and overheads	1,342,414	1,140,672	1,306,059	1.024.677
Income attributable to the depositors	(455,055)	(429,601)	(450,249)	(395,918)
Income from Islamic Banking scheme	887,359	711,071	855,810	628,759

A26c. Financing, Advances and Other Loans

	Group 30 June 2006 RM'000	Group 30 June 2005 RM'000	Bank 30 June 2006 RM'000	Bank 30 June 2005 RM'000
Overdrafts	1,425,584	1,264,728	1,425,584	1.264.728
Term financing				
- House financing	5.322,322	5,462.537	5.322,322	5.462.537
- Syndicated financing	173,389	-	173.389	-
- Hire purchase receivables	3.730.523	3.163.724	3.730.523	3.163.724
- Other term financing	12.244.460	13.000.770	12.244.460	13.000.770
Trust receipts	166.766	209.082	166.766	209.082
Other financing	3,684,397	3,318,649	3,684,397	3,318,649
	26,747,441	26,419,490	26,747,441	26,419,490
Unearned income	(9,055,236)	(9,353,925)	(9,055,236)	(9,353,925)
Gross loans and financing	17,692,205	17,065,565	17.692,205	17,065.565
Allowance for bad and doubtful debts and financing:				
- specific	(390,937)	(277,770)	(390,937)	(277.770)
- general	(623,914)	(609,375)	(623,914)	(609.375)
Income-in-suspense	-	(125,662)	-	(125,662)
Net financing, advances and other loans	16,677,354	16,052.758	16.677.354	16.052.758

A26d. (i) Movements in non-performing financing, advances and other loans ("NPL") are as follows:

	Group 30 June 2006 RM'000	Group 30 June 2005 RM'000	Bank 30 June 2006 RM'000	Bank 30 June 2005 RM'000
Balance at beginning of the year	1.291.218	1.143.498	1.291.218	918.641
Non-performing during the year	915.069	1,092.450	915,069	1.002.592
Transfer from the finance subsidiary	-	-	-	256.222
Reclassified as performing	(521,462)	(550.700)	(521,462)	(496.964)
Recoveries	(238.946)	(227.287)	(238,946)	(225.548)
Amount written off	(88,740)	(43,855)	(88,740)	(40.837)
Expenses debited to customers' accounts	6.802	2,774	6,802	2,774
Balance at end of the year	1,363,941	1.416,880	1.363,941	1.416.880
Less: Income-in-suspense	-	(125.662)	-	(125.662)
Balance net of income-in-supense	1.363.941	1.291.218	1.363,941	1.291.218
Specific allowance	(390,937)	(277,770)	(390,937)	(277.770)
Net non-perfoming financing, advances and other loans	973,004	1.013,448	973,004	1.013.448
Net NPL as % of gross financing, advances and other loans less specific allowance	5.15%	5.82%	5.15%	5.82%

A26. Operations of Islamic Banking (contd)

A26d. (ii) Movements in the allowance for bad and doubtful debts and financing accounts are as follows:

	Group		Bank	
	30 June 2006 RM'000	30 June 2005 RM'000	30 June 2006 RM'000	30 June 2005 RM'000
General allowance				
At beginning of the year	609,375	534,031	609,375	395,910
Allowance made during the year	12,871	75,344	12,871	213,465
Transfer from specific allowance	1,668	-	1,668	-
At end of the year	623,914	609,375	623,914	609,375
As % gross loans, financing and other loans less specific allowance	3.31%	3.50%	3.31%	3.50%
Specific allowance				
At beginning of the year	277,770	217,866	277,770	121,607
Allowance made during the year	257,678	162,000	257,678	129,592
Transfer from the finance subsidiary	-	-	-	110,547
Amount written back	(54,187)	(69,882)	(54,187)	(54,497)
Amount written off	(88,656)	(36,974)	(88,656)	(34,238)
Transfer to general allowance	(1,668)	-	(1,668)	-
Transfer from/(to) specific allowance for restructured/rescheduled loans and financing	-	4,760	-	4,759
At end of the year	390,937	277,770	390,937	277,770

A26e. Deposits from Customers

(i) By type of deposit

	Group		Bank	
	30 June 2006 RM'000	30 June 2005 RM'000	30 June 2006 RM'000	30 June 2005 RM'000
Mudharabah Fund				
Demand deposits	1,553,036	245	1,553,036	-
General investment deposits	4,331,794	5,047,202	4,150,301	4,756,159
Special investment deposits	632,524	525,114	632,524	525,114
	6,517,354	5,572,561	6,335,861	5,281,273
Non-Mudharabah Fund				
Demand deposits	2,557,927	3,670,085	2,512,463	3,670,085
Savings deposits	2,647,960	2,264,203	2,647,960	2,264,203
Negotiable instruments of deposits	1,870,417	3,829,142	1,870,417	3,829,142
	7,076,304	9,763,430	7,030,840	9,763,430
Deposit from Customers	13,593,658	15,335,991	13,366,701	15,044,703

A27. Change in Accounting Policies and Transitional Adjustments

(a) Transitional Adjustments

The effects of the transitional adjustments to opening retained profits and unrealised holding reserves of the Group and Bank as described in Note A1 above are as follows:

(i) Effects on opening retained profits:

	Group 30 June 2006 RM'000	Bank 30 June 2005 RM'000
At 30 June, as previously stated	7,149,183	5,996,652
Effects of adopting the fair value accounting for derivatives	(141,893)	(160,798)
Effects of impairment to securities available-for-sale, previously net against unrealised gains not recognised	(56,924)	(56,924)
Effects of deferred tax	55,669	60,962
	(143,148)	(156,760)
At 30 June, as restated	7,006,035	5,839,892

(ii) Effects on unrealised holding reserves

	Group	Bank
At 30 June, as previously stated	-	-
Effects of adopting the fair value accounting for accounting for securities available-for-sale	482,181	469,749
Effects of deferred tax	(135,011)	(131,530)
	347,170	338,219
At 30 June, as restated	347,170	338,219

(iii) Effects on relevant balance sheet items

	Group As at 30 June / 1 July		Bank As at 30 June / 1 July	
	As previously reported RM'000	As restated RM'000	As previously reported RM'000	As restated RM'000
Securities portfolio:				
Securities held-for-trading	-	643,656	-	230,617
Securities available-for-sale	-	22,193,524	-	18,749,764
Securities held-to-maturity	-	5,920,563	-	3,617,545
Dealing securities	629,110	-	230,617	-
Investment securities	27,631,906	-	21,897,560	-
	28,261,016	28,757,743	22,128,177	22,597,926
Loans, advances and financing:				
Gross loans, advances and financing before unearned interest and income	139,370,762	137,860,380	134,666,015	133,198,609
Unearned interst and income	(11,914,492)	(11,914,492)	(11,871,161)	(11,871,161)
Gross loans, advances and financing	127,456,270	125,945,888	122,794,854	121,327,448
Allowance for bad and doubtful debts/financing				
- Specific	(3,541,718)	(3,541,718)	(3,249,740)	(3,249,740)
- General	(2,810,356)	(2,810,356)	(2,596,076)	(2,596,076)
Interest/income in-suspence	(1,510,382)	-	(1,467,406)	-
Net loans, advances and financing	119,593,814	119,593,814	115,481,632	115,481,632

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A27. Change in Accounting Policies and Transitional Adjustments (contd)

(iii) Effects on relevant balance sheet items (Contd.)

	Group As at 30 June / 1 July		Bank As at 30 June / 1 July	
	As previously reported RM'000	**As restated RM'000**	**As previously reported RM'000**	**As restated RM'000**
Deferred taxation:				
Deferred tax assets	963,946	884,601	911,752	841,184
Other assets:				
Derivative assets	6,083	169,097	6,083	164,738
Other liabilities:				
Derivative liabilities	8,486	327,939	8,486	327,939

(iv) Effects on net profit for the current financial year

	Group RM'000	Bank RM'000
Net profit before changes in accounting policies	2.518.702	2.222.091
Effects of adopting the fair value measurements for securities held-for-trading and derivatives held for economic hedging	284,896	298,107
As reported in the current financial year	2,803,598	2,520,198

A28. Comparatives

The following comparative figures have been reclassified to conform with the financial years presentation::

	Group		Bank	
	As previously stated RM'000	**As restated RM'000**	**As previously stated RM'000**	**As restated RM'000**
Loans, advances and financing:				
Term loans				
- Housing loans/financing	-	21.411.589	-	21.411.589
- Syndicated loan/financing	-	6.386.177	-	4.067.302
- Hire purchase receivables	-	20.330.522	-	20.181.992
- Lease receivables	-	24.892	-	3.628
- Other loans/financing	-	33,685,038	-	32,048.793
- Fixed rate	5,410,182	-	5,165.004	-
- Floating rate	80,731,590	-	76,554,327	-
Hire purchase and block discounting receivables	20.181.854	-	20.033,325	-
Floor stocking receivables	148.668	-	148.668	-
Lease receivables	24.892	-	3.628	-
Factored receivables	92,791	-	92,612	-
Loans/financing to banks and other financial institutions	-	10.791.663	-	10.776.311
Revolving credits	-	13,960,097	-	13.507.949

A28. Comparatives (contd)

The following comparative figures have been reclassified to conform with the financial years presentation (contd)::

	Group		Bank	
	As previously stated RM'000	As restated RM'000	As previously stated RM'000	As restated RM'000
Deposits from customers:				
Fixed deposits and negotiable instruments of deposits				
- One year or less	-	78,743,307	-	66,983,183
- More than one year	-	3,373,895	-	3,157,274
Fixed deposits	76,880,060	-	64,903,315	-
Negotiable instruments of deposits	5,237,142	-	5,237,142	-
Deposits and placements of banks and other financial institutions				
Licensed discount houses	94,600	-	94,600	-
Other financial institutions	4,694,738	4,789,338	3,910,700	4,005,300
Interest income				
Loans, advances and financing	5,938,258	-	5,363,343	-
- Interest income other than recoveries from NPL	-	5,484,661	-	4,960,367
- Recoveries from NPL	-	453,597	-	402,976

B5. Tax Expense and Zakat

The analysis of the tax expense for the year ended 30 June 2006 are as follows:

	4th Quarter ended		Financial Year Ended	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005
Group	RM'000	RM'000	RM'000	RM'000
Malaysian income tax	193.109	11.722	1.137.927	805.747
Foreign income tax	6.483	(2.367)	14.321	11.834
	199.592	9.355	1.152.248	817.581
Under/(Over) provision in prior years	42,131	(51,862)	42,131	(67,104)
	241,723	(42,507)	1,194,379	750,477
Deferred tax expense				
- Origination and reversal of temporary differences, as restated	67,708	266,483	(62,350)	190.536
Under/(over) provision in prior years	31,172	8,037	31,172	8.037
	98,880	274,520	(31,178)	198,573
Share of tax expense in associated companies	7	(208)	7	255
	340,610	231.805	1,163,208	949.305
Zakat	1,635	942	1,635	942
	342,245	232,747	1,164,843	950,247

	4th Quarter ended		Financial Year Ended	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005
Bank	RM'000	RM'000	RM'000	RM'000
Malaysian income tax	231,021	15,167	1,085,534	1.534,722
Foreign income tax	7,101	(3,782)	8,537	5,203
	238,122	11,385	1,094,071	1,539,925
Deferred tax expense				
- Origination and reversal of temporary differences, as restated	52,479	205,597	(69,680)	(30.531)
Under/(over) provision in prior years	30.782	(1.659)	30,782	(1.659)
	83.261	203,938	(38,898)	(32.190)
Zakat	1,500	855	1,500	855
	322,883	216,178	1,056,673	1,508,590

B6. Sale of Unquoted Investments and Properties

The profits from the sale of unquoted investments of the Group and Bank amounted to RM189.9 million and RM159.6 million respectively while the profit from sale of properties amounted to RM20.0 million for the Bank.

B7. Quoted Securities

Financial institutions are exempted from the disclosure requirements relating to quoted securities.

B13. Earning Per Share (EPS)

Basic

The basic EPS of the Group is calculated by dividing the net profit for the quarter and the financial year by the weighted-average number of ordinary shares in issue during the quarter and the financial year respectively.

	4th Quarter ended		Financial Year Ended	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005
Net profit for the period (RM'000)	855.831	567.298	2.803.598	2.502.526
Weighted average number of ordinary shares in issue ('000)	3,794.828	3,718,161	3,768,213	3,658.248
Basic earnings per share	22.54 sen	15.26 sen	74.40 sen	68.41 sen

Diluted

The diluted EPS of the Group is calculated by dividing the net profit for the quarter and the financial year by the weighted-average number of ordinary shares in issue, which has been adjusted for the number of shares that could have been issued under the Maybank Group Employee Share Option Scheme.

In the diluted EPS calculation, it was assumed that the share options were exercised into ordinary shares. A calculation is done to determine the number of shares that could have been issued at fair value (determined as the average price of the Bank's shares during the quarter) based on the monetary value of the subscription rights attached to the outstanding share options. This calculation serves to determine the number of dilutive shares to be added to the weighted-average ordinary shares in issue for the purpose of computing the dilution. No adjustment was made to the net profit for the quarter and the financial year.

	4th Quarter ended		Financial Year Ended	
	30 June 2006	30 June 2005	30 June 2006	30 June 2005
Net profit for the period (RM'000)	855.831	567,298	2,803,598	2.502,526
Weighted average number of ordinary shares in issue ('000)	3,794,828	3,718,161	3,768,213	3,658.248
Effects of share option ('000)	12,794	24,248	14,607	24,763
Adjusted weighted average number of ordinary shares in issue or issuable ('000)	3.807.622	3.742.409	3.782.820	3.683.011
Diluted earnings per share (sen)	22.46 sen	15.16 sen	74.11 sen	67.95 sen

By Order of the Board

Mohd Nazlan bin Mohd Ghazali
LS0008977
Company Secretary
24 August 2006

B9. Deposits and Placements of Financial Institutions and Debt Securities

Please refer to note A11 and A12.

B10. Off-Balance Sheet Financial Instruments

Please refer to note A23.

B11. Changes in Material Litigation

During the financial year, a subsidiary, Mayban Trustee Berhad ("MTB") and eleven other defendants were served with a writ summon by ten bondholders for an amount of approximately RM157.8 million. MTB was alleged to have acted in breach of trust and negligence in its capacity as Trustee for the bonds issued. The legal suit is pending court hearing and the liability amount, if any, is subject to the court's decision.

The contingent liability is covered by an existing Banker Blanket Bond Policy between the Bank and a subsidiary, Mayban General Assurance Berhad ("MGAB"), which had entered into a facultative reinsurance contract for an insured sum of RM150 million with three other re-insurers.

No provision is made in the Group's financial statements.

Other than that stated above, the Group and the Bank do not have any other material litigation that would materially and adversely affect the financial position of the Group and the Bank.

B12. Proposed Final Dividend

The Directors have proposed a final dividend of 35.0 sen per share less 28% tax for the year ended 30 June 2006 (30 June 2005: final dividend of 25.0 sen per share less 28% taxation and special dividend of 35.0 sen per share less 28% taxation) for the shareholders' approval.

If approved, the final dividend will be paid on **15 November 2006** to shareholders registered in the books of Maybank on **1 November 2006**.

The Register of Members of the Company will be closed from **2 November 2006** to **3 November 2006** for the determination of shareholders' entitlements to the final dividend.

A depositor shall qualify for entitlement to the dividend only in respect of: -

a) Shares deposited into the Depositors' Securities accounts before 12.30 p.m. on **30 October 2006** (in respect of shares exempted from mandatory deposit);

b) Shares transferred to the Depositors' Securities accounts in respect of ordinary transfers before 4.00 p.m. on **1 November 2006**.

c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of Bursa Malaysia Securities Berhad.

B8. Status of Corporate Proposals Announced but Not Completed

(a) Cessation of Negotiations on Tie-up With BinaFikir Sdn Bhd.

During the financial year, both the Bank and BinaFikir Sdn Bhd have mutually agreed to cease negotiations on any tie up with the Bank's merchant banking subsidiary, Aseambankers Malaysia Berhad ("Aseambankers").

(b) Disposal of Mayban Unit Trust Berhad ("MUTB")

On 27 May 2006, the Group entered into a Sale and Purchase Agreement ("SPA") to sell its entire 100% stake in MUTB to Amanah Saham Nasional Berhad. A timeframe of six months was given for the completion of the conditions precedent, within which period the proceeds from sale of the shares will be received by the Group.

(c) Investment Bank Rationalisation Programme

On 28 June 2006, a subsidiary, Aseambankers Malaysia Berhad ("Aseambankers"), has obtained approval from the Ministry of Finance on its rationalisation plan, involving the merger of Aseambankers and two other subsidiaries i.e. Mayban Discount Berhad ("MDB") and Mayban Securities Sendirian Berhad ("MSSB") to form an investment bank. The merger integration will involve the purchase of 100% equity in another subsidiary of the Bank i.e. Mayban Securities (Holdings) Sendirian Berhad (the immediate holding company of MSSB) by Aseambankers, the sale of all assets and liabilities of MDB and MSSB to Aseambankers, and the sale of non-investment banking related loans by Aseambankers to the Bank.

A one year period from the date of approval has been granted for the complete implementation of the rationalisation scheme. The finalisation of the rationalisation plan is subject to approvals on requisite vesting orders from the High Court of Malaya and dealer's license from the Securities Commission.

(d) Acquisition of Kewangan Bersatu Berhad ("KBB")

On 14 March 2006, the Bank entered into a Business Transfer Agreement with Bank Negara Malaysia ("BNM") for the transfer of net liabilities of KBB to the Bank, for which BNM will indemnify the Bank for an amount of RM513.4 million. The transfer is subject to the approval by the Ministry of Finance ("MoF") and application to the court for the vesting order.

(e) Acquisition of American Express ("AMEX")'s Trade Related Assets

On 3 March 2006, the Bank entered into an agreement with AMEX to acquire the trade related assets of AMEX for a consideration of USD22 million and a further amount to be paid based on AMEX's net receivables from the card business as at 31 August 2006. The acquisition is expected to be completed within 18 months from the date of signing of the agreement subject to the stipulated conditions precedent.

(f) Rights issue by Mayban Fortis Holdings Berhad ("MFHB")

During the financial year, the MFHB issued 65,603,540 new ordinary shares of RM1.00 each at an issue price of RM4.00 per share for cash and 730,000,000 new Redeemable Convertible Preference Shares ("RCPS") of RM0.01 each at an issue price of RM1.00 per share for cash. The share premium arising from the issues amounted to RM919,510,620. The share issues were made to fund the acquisition of MNIH and were offered to, and taken up in exact proportion by, the existing shareholders prior to the new issues. The new ordinary shares issued rank pari passu with the existing ordinary shares of the MFHB.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

Part B – Explanatory Notes Pursuant to Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad

B1. Performance Review

For the 4th quarter ended 30 June 2006, the Group registered an increase of 50.78% or RM288.1 million in profit after tax and minority interest over that of the corresponding period due mainly to higher net interest income, income from Islamic banking activities and non-interest income.

B2. Variation of Results Against Preceding Quarter

The Group registered an increase in profit after tax and minority interest from RM552.9 million for the preceding quarter to RM855.4 million for the quarter just ended, due mainly to higher non-interest income and write backs of loan loss provisions.

B3. Prospects

Financial services sector business will continue to be exciting as well as challenging. With rising cost of living the challenge to the industry will be the preservation of asset quality. The excitement will come from the accelerating trend of the payment business, increasing demand for wealth management products, higher volume of cross-border trade and investment flows as well as the needs for innovative financing packages for the current medium term development plan. With its superior logistic capabilities and the state of readiness of its business infrastructure, the Group will certainly be able to benefit from this emerging trend.

B4. Profit Forecast or Profit Guarantee

Neither the Group nor the Bank made any profit forecast or issued any profit guarantee.

A23. Commitments and Contingencies and Off-Balance Sheet Financial Instruments (continued)

Market Risk

Market risk is the potential change in value caused by movement in market rates or prices. The contractual amounts provide only a measure of involvement in these types of transactions and do not represent the amounts subject to market risk. Exposure to market risk may be reduced through offsetting on and off-balance sheet positions. As at 30 June 2006, the amount of contracts that was not hedged in the Group and the Bank and, hence, exposed to market risk was RM68.78 million (30 June 2005: RM119.44 million).

Credit Risk

Credit risk arises from the possibility that a counter-party may be unable to meet the terms of a contract in which the Group and the Bank has a gain in a contract. As at 30 June 2006, the amount of credit risk in the Group and the Bank, measured in terms of the cost to replace the profitable contracts, was RM160.56 million (30 June 2005: RM68.74 million). This amount will increase or decrease over the life of the contracts, mainly as a function of maturity dates and market rates or prices.

A22. **Changes in the Composition of the Group (contd)**

(c) Acquisition of MNI Holdings Berhad ("MNIHB") (contd)

(iii) General Offer ("GO")

Subsequent to the completion of the acquisition of MNIH by MFHB:

- MNIH made a General Offer ("GO") for all the remaining ordinary shares of RM1.00 each in Malaysia National Insurance Berhad ("MNIB") not already owned by MNIH at a cash offer price of RM6.83 per MNIB ordinary share ("MNIB GO"). MNIB is a 98.59% subsidiary of MNIH prior to the GO. The acquisition of the additional 2,151,399 MNIB ordinary shares under the MNIB GO for a cash consideration of RM19,878,927 was completed before the end of the financial year. As a result, MNIH's equity interest in MNIB increased to 100.00%.

- MNIB made a General Offer ("GO") for all the remaining ordinary shares of RM1.00 each in Takaful Nasional Sdn Berhad ("TNSB") not already owned by MNIB at a cash offer price of RM3.80 per TNSB ordinary share. TNSB is an 80.00% subsidiary of MNIB prior to the GO. The acquisition of the additional 20,000,000 TNSB ordinary shares under the TNSB GO for a cash consideration of RM76,000,000 was completed before the end of the financial year. As a result, MNIB's equity interest in TNSB increased to 100.00%.

(d) Transfer of the business of Aseamlease Berhad and Aseam Credit Bhd to the Bank

The businesses of two wholly-owned subsidiaries of the Bank, Aseamlease Berhad and Aseam Credit Sdn Bhd, were transferred to the Bank with effect from 2 November 2005.

A20. Carrying Amount of Revalued Assets

The Group's and the Bank's property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. There was no change in the valuation of property and equipment that were brought forward from the previous audited annual financial statements for the year ended 30 June 2005.

A21. Subsequent Events

There were no material events subsequent to the balance sheet date.

A22. Changes in the Composition of the Group

(a) Increase in Equity Interest in Aseambankers Malaysia Berhad (Aseambankers)

During the December 2005 quarter, the Bank completed the acquisition of an additional 7,517,400 ordinary shares of RM1.00 each in Aseambankers for a total cash consideration of RM83.3 million. As a result, the Bank's equity interest in Aseambankers increased from 79.69% to 94.69%.

(b) Disposal of Associated Company

Maybank disposed of its entire equity interest of 45%, representing 2,700,000 ordinary shares of RM1.00 each in Computer Recovery Centre Sdn Bhd for an amount of RM6,950,000.

(c) Acquisition of MNI Holdings Berhad ("MNIHB")

During the year, the Group acquired 100.00% equity interest in MNI Holdings Berhad ("MNIH"), a company incorporated in Malaysia, for a total cash consideration of RM 1,147,017,455. The acquisition was completed in the following manner:

(i) Acquisition of 73.62% of the share capital of MNIH

On 29 August 2005, a subsidiary of the Bank, Mayban Fortis Holdings Berhad ("MFHB"), entered into a Sale of Shares Agreement ("SSA") with Permodalan Nasional Berhad and Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera for the aggregate acquisition of 210,060,496 ordinary shares of RM 1.00 each, representing approximately 73.62% of the share capital of MNI Holdings Berhad ("MNIH"), for a cash consideration of RM4.02 per MNIH ordinary share totalling approximately RM844.4 million. The acquisition was completed on 13 December 2005.

(ii) Mandatory General Offer ("MGO") and compulsory acquisition of remaining shares

Subsequent to the completion of the acquisition and pursuant to Practice Note 2.2 of the Code of Take-Overs and Mergers, 1998, MFHB made an unconditional Mandatory General Offer ("MGO") for all the remaining ordinary shares of RM1.00 each in MNIH not already owned by MFHB at a cash offer price of RM4.02 per MNIH ordinary share. At the close of the MGO on 3 March 2006, MFHB collectively held approximately 98.84% of the issued and paid-up share capital of MNIH. As the level of acceptances received by MFHB exceeded nine-tenth (9/10) of the nominal value of the MNIH shares not already owned by MFHB before the MGO, MFHB invoked the provision of Section 34 of the Securities Commission Act, 1993 to compulsorily acquire the remaining 1.16% MNIH shares.

The acquisition of additional 75,267,229 MNIH ordinary shares under the MGO and compulsory acquisition for a total cash consideration of approximately RM302.6 million was completed on 17 May 2006. As a result, MFHB's equity interest in MNIH increased to 100.00%.

A7. **Dividends Paid**

The Bank paid the following dividends during the year:-

a) A final dividend of 25.0 sen per share less 28% income tax and a special dividend of 35.0 sen per share less 28% income tax for the financial year ended 30 June 2005, amounting to RM1,622,301,407 was paid on 23 November 2005.

b) An interim dividend of 50.0 sen per share less 28% income tax for the financial year ended 30 June 2006, amounting to RM1,361,264,371 was paid on 16 January 2006.

A1. Basis of Preparation (contd)

Bank Negara Malaysia has granted indulgence to the Bank from complying with the requirement on the impairment of loans and financing under the revised BNM/GP8 for the financial year ended 30 June 2006. Therefore, the allowance for bad and doubtful debts and financing of the Group and the Bank have been computed based on the existing requirement of BNM/GP3, which remains consistent with the basis adopted in previous years.

The revised BNM/GP8 has also resulted in certain new disclosures (as disclosed in Note A9) and certain changes to the previous year's disclosures (as disclosed in Note A28).

A2. Auditors' Report on Preceding Annual Financial Statements

The auditors' report on the audited annual financial statements for the financial year ended 30 June 2006 was not qualified.

A3. Seasonal or Cyclical Factors

The operations of the Group and the Bank were not materially affected by any seasonal or cyclical factors in the 4th quarter ended 30 June 2006.

A4. Unusual Items Due to Their Nature, Size or Incidence

During the year ended 30 June 2006, there were no unusual items affecting the assets, liabilities, equity, net income or cash flows of the Group and the Bank, other than the inclusion of post-acquisition pre-tax profits of RM97.0 million of the MNI Holdings Berhad Group ("MNIH Group"), which was acquired during the year as disclosed in Note A22.

A5. Changes in Estimates

During the year ended 30 June 2006, the Bank changed its estimate of the recoverable value of collaterals on long outstanding non-performing loans. This resulted in an additional RM435.7 million provision.

A6. Changes in Debt and Equity Securities

Save as disclosed below, there were no issuances, cancellations, share buy-backs, resale of shares bought back and repayment of debt and equity securities by the Bank.

The changes in debt and equity securities during the year were as follows:

(i) In September 2005, the US$250 million subordinated notes were redeemed in full upon maturity.

(ii) In May 2006, the Bank exercised its call option to redeem the RM610 million subordinated bonds in full.

(iii) The issued and paid-up share capital of the Bank was increased from RM3,721,052,721 as at 30 June 2005 to RM3,796,947,321 as at 30 June 2006, from the issuance of 75,894,600 new ordinary shares of RM1.00 each to eligible persons who have exercised their options under the Maybank Group Employee Share Option Scheme (ESOS) at the following option prices:

Number of shares issued:	Option price per share
57,810,600	RM 9.23
8,135,000	RM 9.87
9,939,000	RM 9.92
10,000	RM10.58

Part A - Explanatory Notes Pursuant to Financial Reporting Standard 134 ("FRS 134") and Revised Guidelines on Financial Reporting for Licensed Institutions (BNM/GP8) Issue by Bank Negara Malaysia

A1. Basis of Preparation

The audited condensed financial statements for the 4th quarter and the financial year ended 30 June 2006 have been prepared in accordance with FRS134 (Interim Financial Reporting) (formerly known as MASB26) issued by the Malaysian Accounting Standards Board ("MASB") and Chapter 9, part K of the Listing Requirements of the Bursa Malaysia Securities Berhad. The audited condensed financial statements should be read in conjunction with the audited annual financial statements of the Group and the Bank for the year ended 30 June 2005.

The accounting policies and methods of computation applied by the Group and the Bank are consistent with those adopted in the previous years except for the adoption of:

- The revised guidelines on Financial Reporting for Licensed Institutions ("BNM/GP8") issued by Bank Negara Malaysia on 5 October 2004, which became effective for the current financial year; and

- Financial Reporting Standard 3 Business Combination ("FRS 3") which is applicable for agreements dated on or after 1 January 2006.

The adoption of the revised BNM/GP8 has resulted in significant changes in the accounting policies of the Group and the Bank pertaining to the treatment of financial instruments. The adoption of FRS 3 does not have any significant financial impact on the Group.

With effect from 1 July 2005, the Group and the Bank adopted the revised BNM/GP8, which resulted in the following new accounting policies, all of which have been adopted prospectively:

(a) The recognition and measurement of the investment and dealing securities portfolio of the Group and the Bank as securities held for trading, securities held-to-maturity and securities available-for sale.

(b) The recognition and measurement of derivative financial instruments and the adoption of hedge accounting.

(c) Where a loan, advance or financing account becomes non-performing, interest accrued and recognised as income prior to the date the loan is classified as non-performing is reversed out of income and set off against the accrued interest receivable account in the balance sheet. Thereafter, interest in the non-performing loan shall be recognised as income on a cash basis instead of being accrued and suspended at the same time as practised previously.

The revised BNM/GP8 requires the prior year comparative figures to be restated to reflect the changes in accounting policies arising from the adoption of the revised BNM/GP8. However, the Group and the Bank have not restated the comparative figures due to the following:

(i) It was considered not meaningful since the classification of securities in line with BNM/GP8 only commenced towards the end of the previous financial year. Accordingly, restatement of the securities would entail an arbitrary allocation of prior year's dealing and investment securities into current year's classification: and

(ii) The non-restatement of comparative figures is in line with the transitional provisions of Financial Reporting Standard 139 Financial Instruments: Recognition and Measurement ("FRS 139"). Although FRS 139 is not yet effective, it disallows retrospective application and requires non-reversal of accounting policies followed in the prior year.

In light of the above, the comparative figures of the Group and the Bank are not restated and any adjustments for the previous carrying amounts shall be recognised as an adjustment of the balance of retained earnings or reserves at the beginning of the current financial year. The details of adjustments made to the opening retained earnings, reserves and results for the current year are disclosed in Note A27.





Form Version 2.0

General Announcement

Submitted by MALAYAN BANKING on 07/09/2006 07:00:59 PM

Reference No MB-060907-63464

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad (3813-K)**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mohd Nazlan Mohd Ghazali**
* Designation	:	**General Counsel & Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

MALAYAN BANKING BERHAD
- NOTICE OF 46th ANNUAL GENERAL MEETING

* **Contents :-**

We wish to inform that Malayan Banking Berhad will be holding its 46th Annual General Meeting ("AGM") on Saturday, 30 September 2006 at 11.30 a.m. at Mahkota Ballroom, Ballroom Level, Hotel Istana, 73, Jalan Raja Chulan, 50200 Kuala Lumpur.

Please refer to the attachment for the full text of the said AGM Notice.

This announcement is dated 7 September 2006.

Notice AGM.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: